Management’s Discussion and Analysis
Table of Contents
Overview
32 Financial Results
32 Strong Shareholder Returns
33 Impact of Foreign Currency Translation
33 Non-GAAP Measures
Group Financial Performance
34 Total Revenue
34 Net Interest Income
36 Other Income
38 Non-Interest Expenses
38 Taxes
38 Non-Controlling Interest
40 Credit Quality
42 Fourth Quarter Results
42 Summary of Quarterly Results
Group Financial Condition
43 Assets and Liabilities
44 Capital Management
48 Off-Balance Sheet Arrangements
50 Financial Instruments
Business Lines
51 Overview
52 Domestic Banking
54 International Banking
56 Scotia Capital
58 Other
Risk Management
59 Overview
61 Credit Risk
63 Market Risk
67 Liquidity Risk
69 Operational Risk
69 Reputational Risk
70 Environmental Risk
Controls and Accounting Policies
71 Controls and Procedures
71 Critical Accounting Estimates
74 Changes in Accounting Policies
75 Related Party Transactions
Supplementary Data
76 Credit Risk
81 Capital
82 Other Information
84 11-Year Statistical Review
Forward-Looking Statements
This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.These statements include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate.The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements.These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counter-parties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing.A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results,businesses,financial condition or liquidity.These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 59 of the Management’s Discussion & Analysis.
     The Bank cautions that the foregoing list of important factors is not exhaustive.When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events.The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.
     The “Outlook” sections that follow in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
December 19, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
Overview
Financial results
Scotiabank achieved record results in 2005 and exceeded all of its financial targets. Credit quality continued to improve, and retail asset growth was robust for the third consecutive year. These were partly offset by lower interest margins in Canada, and the negative impact of foreign currency translation.
     Earnings per share (diluted) were $3.15, up 12% from $2.82 in 2004. Net income available to common shareholders was a record $3,184 million, $292 million or 10% higher than last year. This strong performance boosted return on equity to 20.9%, its highest level in eight years.
     Total revenues rose 4% year over year. Net interest income was up 3%, as we continued to see very strong retail loan growth, both domestically and in the international portfolio. This growth was partly offset by the negative effect of foreign currency translation, a decline in the overall net interest margin, and a reduction in corporate loan volumes. Other income grew 5% this year, as increases in retail fees and record trading revenues were partly offset by a decrease in credit fees and lower gains on the sale of investment securities.
     Credit quality in the corporate loan portfolio continued to strengthen, as new impaired loan formations declined year over year. The total provision for credit losses fell $160 million from last year.
     Expenses were up 3% from last year, tempered by the effect of foreign currency translation. Much of the increase was caused by growth in business volumes, as well as higher benefit costs, performance-based compensation and marketing expenditures. Our productivity ratio, at 56.3%, continues to lead the industry. The ratio improved slightly year over year, despite the impact of foreign currency translation and targeted spending initiatives.
     The overall tax rate was 20.5%, down marginally from last year.
     Our capital position remains strong, as we continue to generate significant capital from operations. Our Tier 1 capital ratio, at 11.1%, remains among the highest of the major Canadian banks. Our tangible common equity ratio, a key measure of capital strength, was 9.3%, the strongest among the major Canadian banks by a wide margin.
Strong shareholder returns
Our solid financial performance continues to drive strong shareholder returns. Total return (including both dividends and the appreciation of the price of the Bank’s common shares) was 12% in 2005. Shareholders have had positive annual returns from the Bank’s shares for 11 consecutive years, the best record among Canada’s major banks.
     This performance has been driven by our continued focus on achieving sustainable earnings growth and a high return on equity, and has resulted in excellent long-term returns to shareholders. The five-year compound annual return on the Bank’s shares has averaged 18%, and 23% over the past 10 years. We continue to outperform the S&P/TSX Composite Total Return Index by a wide margin.
     Shareholders also received two quarterly dividend increases during the year. Dividends per share totaled $1.32, an increase of 20% from 2004.
Total Shareholder Return

For the year ended October 31	2005	2004	2003	2002	2001	5-yr CAGR(1)

Closing market price per common share ($)	42.99	39.60	32.74	22.94	21.93	14.6%
Dividends paid ($ per share)	1.32	1.10	0.84	0.73	0.62	21.4%
Dividends paid (%)	3.3	3.4	3.7	3.2	2.9
Increase in share price (%)	8.6	21.0	42.7	4.6	0.8
Total annual shareholder return (%) (2)	12.1	24.7	46.8	7.8	3.7	18.1%

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.
32      Scotiabank 2005 Annual Report

OVERVIEW
Impact of foreign currency translation
The movement in foreign currency exchange rates continued to have a negative effect on the Bank’s earnings in 2005, although to a lesser extent than last year. The Canadian dollar appreciated 8% relative to the U.S. dollar, and 5% against the Mexican peso. The dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts its business.
     Changes in the average exchange rates affected net income as shown in the following table:

Average exchange rate	2005	2004	2003

U.S. dollar/Canadian dollar	0.8217	0.7586	0.6936
Mexican peso/Canadian dollar	9.0523	8.5968	7.3388

Impact on income ($ millions)	2005 vs. 2004	2004 vs. 2003

Net interest income	$(164)	$(321)
Other income	(123)	(212)
Non-interest expenses	95	227
Other items (net of tax)	47	96

Net income	$(145)	$(210)
Earnings per share (diluted)	$(0.14)	$(0.21)

     We will continue to take appropriate action to mitigate the effect of foreign currency translation where it is cost-effective to do so. A description of our hedging strategies can be found on page 65.
Non-GAAP measures
The Bank, like many banks, analyzes revenues, net interest margin and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up the tax-exempt income earned on certain securities and recorded in the financial statements on a GAAP basis, to an equivalent before-tax basis. The corresponding offset is made in the provision for income taxes. Management uses this form of reporting internally, and believes that this basis for presentation provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in certain measures that are different from comparable GAAP measures, and may not be the same as measures provided by other companies. The amount of the taxable equivalent adjustment was $326 million in 2005, compared to $274 million last year.
Scotiabank 2005 Annual Report      33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Group Financial Performance
Total revenue
Total revenue (on a taxable equivalent basis) was $10,726 million in 2005, an increase of $431 million or 4% from the prior year. Before the impact of foreign currency translation, the Bank’s revenues grew by $718 million or 7%. Growth was broad based, with higher results from Domestic Banking, record trading revenues, strong results in International Banking and contributions from acquisitions made in 2005. This was partially offset by lower corporate banking revenues and the negative effect of foreign currency translation, as the Canadian dollar continued to appreciate against most currencies in the countries in which the Bank operates.
Net interest income
Net interest income on a taxable equivalent basis was $6,197 million in 2005, up $222 million or 4% over last year, despite the negative impact of $164 million due to foreign currency translation. Underlying net interest income rose by $386 million or 6%.
     The Bank’s interest margin (net interest income as a percentage of average assets) was 2.00% in 2005, a decrease of 10 basis points from the previous year. This was due primarily to a decline in the Canadian currency interest margin.
     Canadian currency net interest income was $3,654 million in 2005, an increase of $134 million or 4% from the prior year.1 This was largely driven by another strong year of deposit and retail lending growth, both in residential mortgages and personal loans, resulting in a substantial rise of 14% in average retail asset balances. These increases were partly offset by a compression in the interest margin caused by several factors, including customer preference for lower-yielding variable-rate mortgages, a low level of interest rates and a flattening of the yield curve. As well, retail asset growth exceeded retail deposit growth, with the difference being funded by more expensive wholesale deposits.
     Foreign currency net interest income was $2,543 million this year, $88 million above 2004, despite a $164 million negative impact due to foreign currency translation. Underlying net interest income rose by $252 million or 10%. This increase was largely from strong asset growth in International Banking, particularly Scotiabank Inverlat in Mexico, as well as the Caribbean and Central America. The acquisition of Banco de Comercio in El Salvador contributed to this growth. These improvements were partly offset by the impact of lower corporate lending volumes and margins, primarily in the U.S. and Europe.
Outlook
Canadian currency net interest income is expected to increase next year, as a result of continued asset growth and some stabilization of the interest margin. Foreign currency net interest income should continue to grow, on the strength of local currency asset growth. The extent of this growth will be impacted by the volatility of the Canadian dollar.

1.	2004 Canadian currency net interest income was reduced by $164 million, reflecting the impact of the retroactive reclassification of certain capital instruments from shareholders’ equity to liabilities on the consolidated balance sheet, in accordance with a new accounting standard. See Note 13 to the Consolidated Financial Statements on page 109.
34      Scotiabank 2005 Annual Report

GROUP FINANCIAL PERFORMANCE
Table 1 Average balance sheet and interest margin(1)

	2005		2004
Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$18.0	3.59%	$16.8	2.62%
Securities	72.1	4.76	63.4	4.63
Loans:
Residential mortgages	71.6	5.02	64.5	5.39
Personal and credit cards	33.8	7.09	28.0	7.38
Business and government	57.4	5.65	57.9	5.07
Securities purchased under resale agreements	23.0	3.55	20.2	2.94

	185.8	5.41	170.6	5.32

Total earning assets	275.9	5.12	250.8	4.96
Customers’ liability under acceptances	7.4	—	7.1	—
Other assets	26.1	—	26.1	—

Total assets	$309.4	4.56%	$284.0	4.38%

Liabilities and shareholders’ equity
Deposits:
Personal	$81.3	2.75%	$78.0	2.66%
Business and government	106.6	2.66	94.5	2.46
Banks	23.6	2.90	23.7	1.65

	211.5	2.72	196.2	2.44

Obligations related to securities sold under repurchase agreements	26.6	4.54	23.4	3.27
Subordinated debentures	2.6	5.14	2.7	4.20
Capital instrument liabilities(3)	0.8	7.10	2.3	7.09
Other interest-bearing liabilities	21.7	3.60	14.6	4.43

Total interest-bearing liabilities(3)	263.2	3.01	239.2	2.71
Other liabilities including acceptances(3)	30.5	—	30.0	—
Shareholders’ equity(3)	15.7	—	14.8	—

Total liabilities and equity(3)	$309.4	2.56%	$284.0	2.28%

Interest margin(3)		2.00%		2.10%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 33.

(3)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
Table 2 Volume/rate analysis of changes in net interest income

	2005 versus 2004			2004 versus 2003
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets(2)	$1,245	$433	$1,678	$(66)	$(1,007)	$(1,073)
Total interest-bearing liabilities(2)	(650)	(806)	(1,456)	93	709	802

Change in net interest income	$595	$(373)	$222	$27	$(298)	$(271)

(1)	Refer to the non-GAAP measures on page 33.

(2)	The basis of analysis has been changed from assets and liabilities and shareholders’ equity to total earning assets and total interest-bearing liabilities. Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
Scotiabank 2005 Annual Report      35

MANAGEMENT’S DISCUSSION AND ANALYSIS
Other income
Other income was $4,529 million in 2005, an increase of $209 million or 5% from 2004, despite a reduction of $123 million from foreign currency translation. Underlying year-over-year growth was a solid $332 million or 8%.
     Card revenues rose 9% to $251 million in 2005. This was due mainly to strong growth in transaction volumes in both Domestic and International Banking, especially the Caribbean, as well as continued expansion of the commercial card program.
     Revenues from deposit and payment services grew by 8% to $701 million in 2005. This growth arose from pricing changes and higher volumes. Partly offsetting this growth was the effect of foreign currency translation on International Banking revenues.
     Mutual fund fees were a record $193 million in 2005, an increase of 13% from last year. This reflected higher average balances, primarily in Canada, where balances rose 13%, and a revised management fee structure.
     Revenues from investment management, brokerage and trust services were $600 million in 2005, an increase of $96 million or 19% from last year, due in part to a reclassification of certain fee income from investment banking revenues. Excluding this reclassification, revenues rose 9%. ScotiaMcLeod full-service retail brokerage commissions increased as a result of 14% growth in trading volumes and higher managed asset volumes. Trust and investment management fees were also higher, reflecting continued business growth in Canada.
     Credit fees declined by $41 million or 7% to $542 million in 2005. More than half of the decrease was due to the effect of foreign currency translation. As well, fees were affected by lower loan volumes, due to a very competitive environment, and more borrowers choosing to directly access the highly liquid capital markets.
     Trading revenues were a record $594 million in 2005, an increase of $118 million or 25% over last year, mainly in derivatives, fixed income and institutional equity trading. Foreign exchange and precious metals trading remained strong, near the record results of 2004.
     Investment banking revenues were $680 million in 2005, an increase of $32 million or 5% from last year. Underwriting fees and institutional brokerage fees rose $16 million, reflecting the impact of the acquisition of Waterous & Co. by Scotia Capital, strong new issue revenue and record institutional brokerage fees. As well, non-trading foreign exchange revenues were $16 million above 2004 levels due to growth in Domestic and International Banking. These increases were partly offset by the fee reclassification to investment management, brokerage and trust services noted above.
     The net gain on the sale of investment securities was $414 million in 2005, a decline of $63 million or 13% from the very strong level of gains realized last year. There were lower net gains from bonds and private equity fund investments. In 2005, the Bank recorded a $118 million pre-tax gain on the sale of a portion of its investment in Shinsei Bank in Japan, compared to a gain of $125 million realized last year. Higher net gains on other equity investments partly offset these decreases.
     Securitization revenues fell by $32 million during the year to $79 million, largely from a 40% decline in mortgage securitizations, as well as maturities of certain revolving credit securitizations. The decline in this category was offset by increases in other fee-based revenues and net interest income.
     Other revenues were virtually unchanged from last year, as higher insurance revenues were offset by decreases in a number of areas, including lower loan collection fees related to the Baninter acquisition in the Dominican Republic; loan collection activities are now complete. As well, there was a gain on sale of Scotiabank Inverlat’s point of sale business in 2004.
Outlook
We expect growth in most retail revenue categories in 2006. Capital markets revenues should show modest growth, while credit fees will be linked to activity in the corporate loan market. The extent of this growth will be impacted by the volatility of the Canadian dollar.
36      Scotiabank 2005 Annual Report

GROUP FINANCIAL PERFORMANCE
Table 3 Other income

							2005
							versus
For the fiscal years ($ millions)	2005	2004	2003	2002		2001	2004

Card revenues	$251	$231	$204	$280		$211	9%
Deposit and payment services
Deposit services	581	536	479	445		456	8
Other payment services	120	110	114	111		105	9

	701	646	593	556		561	8

Mutual funds	193	171	161	174		161	13

Investment management, brokerage and trust
Retail brokerage	427	335	280	304		317	28
Investment management and custody	62	53	53	32		33	17
Personal and corporate trust	111	116	122	137		127	(5)

	600	504	455	473		477	19

Credit fees
Commitment and other credit fees	436	477	565	540		504	(9)
Acceptance fees	106	106	119	131		136	—

	542	583	684	671		640	(7)

Trading revenues	594	476	501	439	(1)	447	25

Investment banking
Underwriting fees and other commissions	493	477	472	405		352	3
Foreign exchange and other	187	171	201	187		246	10

	680	648	673	592		598	5

Net gain on investment securities	414	477	159	179	(1)	217	(13)

Securitization revenues	79	111	140	162		220	(29)

Other	475	473	445	317	(1)	447	—

Total before the undernoted	4,529	4,320	4,015	3,843		3,979	5
Gains on sale of businesses	—	—	—	99		92	—

Total other income	$4,529	$4,320	$4,015	$3,942		$4,071	5%

Percentage increase (decrease) over previous year	5%	8%	2%	(3)%		11%

(1)	The following items were affected by Argentine charges – trading revenues included a gain of $4, net gain on investment securities included a charge of $20 and other included a charge of $87.
Table 4 Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2005	2004	2003	2002	2001

Reported in:
Other income	$594	$476	$501	$439	$447
Net interest income	340	287	301	337	190

Total trading revenue	934	763	802	776	637

By trading products:
Securities trading	175	112	179	117	140
Foreign exchange and precious metals trading	295	306	280	257	216
Derivatives and other trading	464	345	343	402	281

Total trading revenue	$934	$763	$802	$776	$637

% of total revenues (net interest income plus other income)	9%	7%	8%	7%	6%

Scotiabank 2005 Annual Report      37

MANAGEMENT’S DISCUSSION AND ANALYSIS
Non-interest expenses
Non-interest expenses were $6,043 million in 2005, an increase of $181 million or 3% from last year, which was moderated by the positive effect of foreign currency translation of $95 million.
     Salaries and employee benefits were $3,488 million, up 1% during the year, tempered by the effect of foreign currency translation. Underlying salary and benefit expenses, before the impact of foreign currency translation and the acquisitions during the year, rose 2%. There was higher performance-based compensation, reflecting the strong growth in retail brokerage revenues in ScotiaMcLeod, and higher trading revenues in Scotia Capital. This was partly offset by a decline in stock-based compensation, due to a smaller rise in the Bank’s share price in 2005, and increased hedging activities. Pensions and other employee benefits declined slightly, as higher medical, dental and insurance costs were more than offset by lower payroll taxes and adjustments to pension-related costs.
     Premises and technology expenses were $1,148 million in 2005, an increase of 1% from last year. This was mainly the result of a variety of technology projects, including system enhancements and branch upgrades, partly offset by lower depreciation expense.
     Advertising and business development costs rose $22 million or 11% year over year, due mainly to higher expenses in Inverlat for a major credit card marketing campaign, as well as higher advertising in the Caribbean.
     Professional fees were $186 million, up $23 million or 14% from last year, due to increases in legal and consulting fees, as well as small increases in other categories.
     Other expenses rose $79 million year over year, with increases in a number of categories, including litigation costs, donations and community giving, credit card reward points and employee training.
     The Bank’s productivity ratio — a measure of efficiency in the banking industry — was 56.3%. This was a slight improvement from last year, despite increased spending on initiatives to facilitate future revenue growth. The ratio remained better than our target of 58%.
Outlook
Cost discipline will continue to be a priority, although we will continue to invest in revenue growth initiatives. Overall, while some growth in operating expenses is likely, the Bank’s productivity ratio is expected to be in line with our objective for 2006.
Taxes
The Bank pays a large number of taxes, which include direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, as well as certain indirect taxes.
     In 2005, the provision for income taxes and other taxes was $1.6 billion, up 9% from the prior year.
     The provision for income taxes was $847 million in 2005, an increase of 8% over last year. This largely reflected the growth in pre-tax income of 10%, partially offset by a higher proportion of income from foreign subsidiaries with lower tax rates, resulting in an overall effective tax rate for the year of 20.5%, compared to 20.8% last year. Scotiabank Inverlat continued to benefit from the utilization of previously unrecognized tax loss carryforwards.
     Indirect taxes, which include payroll taxes, business and capital taxes, and deposit insurance premiums, were $416 million in 2005, up marginally from last year.
Outlook
The Bank’s effective tax rate should remain in the range of 20 to 23%, although it may vary on a quarterly basis.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $71 million in 2005, a decline of $4 million from 20041, reflecting the full-year impact of the Bank increasing its ownership of Scotiabank Inverlat to 97% during 2004.

1.	See footnote 1 on page 34.
38      Scotiabank 2005 Annual Report

GROUP FINANCIAL PERFORMANCE
Table 5 Non-interest expenses and productivity

						2005
						versus
For the fiscal years ($ millions)	2005	2004	2003	2002	2001	2004

Salaries and employee benefits
Salaries	$1,963	$1,933	$2,001	$2,091	$2,047	1%
Performance-based compensation	1,020	991	920	834	809	3
Pensions and other employee benefits	505	528	440	419	364	(4)

	3,488	3,452	3,361	3,344	3,220	1

Premises and technology
Net premises rent	176	170	180	192	200	4
Premises repairs and maintenance	50	46	44	53	49	8
Property taxes	61	58	56	57	59	5
Computer equipment, software and data processing	519	509	498	456	404	2
Depreciation	173	189	208	243	243	(8)
Other premises costs	169	167	170	182	178	1

	1,148	1,139	1,156	1,183	1,133	1

Communications
Telecommunications	64	63	68	74	75	1
Stationery, postage and courier	191	185	183	207	210	4

	255	248	251	281	285	3

Advertising and business development
Advertising and promotion	139	113	103	105	118	23
Travel and business development	93	97	96	103	99	(4)

	232	210	199	208	217	11

Professional	186	163	141	136	157	14

Business and capital taxes
Business taxes	91	89	90	118	121	2
Capital taxes	56	53	54	50	87	6

	147	142	144	168	208	3

Other
Employee training	45	43	37	42	43	5
Amortization of goodwill and other intangibles	29	27	29	28	52	8
Other	513	438	382	347	347	17

	587	508	448	417	442	15

Total before the undernoted	6,043	5,862	5,700	5,737	5,662	3
Loss on disposal of subsidiary operations(1)	—	—	31	237	—	—

Total non-interest expenses	$6,043	$5,862	$5,731	$5,974	$5,662	3%

Productivity ratio (TEB)(2)(3)	56.3%	56.9%	55.9%	55.7%	54.6%

(1)	The loss on disposal of subsidiary operation was incurred for Scotiabank Quilmes.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(3)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
Table 6 Taxes

						2005
						versus
For the fiscal years ($ millions)	2005	2004	2003	2002	2001	2004

Income taxes
Provision for income taxes (1)(2)	$847	$786	$777	$594	$869	8%
Taxable equivalent adjustment(3)	326	274	278	268	230	19

Provision for income taxes (TEB)(3)	1,173	1,060	1,055	862	1,099	11

Other taxes
Payroll taxes	137	139	139	149	149	(1)
Business and capital taxes	147	142	144	168	208	3
Goods and services and other	132	121	110	114	110	9

Total other taxes	416	402	393	431	467	3

Total taxes (4)	$1,589	$1,462	$1,448	$1,293	$1,566	9%

(1)	Includes provision for (recovery of) income tax related to the loss on disposal of subsidiary operations for Scotiabank Quilmes in 2003 — $3; 2002 — $(254); 2001 — $(38).

(2)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(3)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(4)	Comprised of $988 of Canadian taxes (2004 — $910; 2003 — $953; 2002 — $811; 2001 — $1,036) and $601 of foreign taxes (2004 — $552; 2003 — $495; 2002 — $482; 2001 — $530).
Scotiabank 2005 Annual Report      39

MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit quality
Impaired loans
Net impaired loans, after deducting the specific allowance for credit losses, were $681 million at October 31, 2005, a significant improvement of $198 million from a year ago. The largest decline was in Scotia Capital, reflecting improved credit conditions and the positive impact of risk and portfolio management strategies.
     As shown in the chart below, net impaired loans as a percentage of loans and acceptances were 0.34% at October 31, 2005, much lower than 0.49% a year ago.
     In Domestic Banking, the credit quality of the portfolio remained in excellent condition. Despite an increase of $44 million in gross impaired loans in the retail portfolio to $311 million, retail delinquency rates were virtually unchanged from last year. The credit quality of the commercial loan portfolio remained good. Gross impaired loans increased modestly by $31 million to $201 million, mainly as a result of two new formations in the fourth quarter.
     In International Banking, the credit quality of the portfolio remained good. Gross impaired loans declined by $66 million, notwithstanding a $62 million increase due to the acquisition of Banco de Comercio in 2005. Most of the decline was in Asia, the Caribbean and Mexico, reflecting a lower level of problem loans in these regions.
     Gross impaired loans in Scotia Capital’s U.S. portfolio fell by $370 million to $331 million, a decline of just over 50%. Gross impaired loans in Canada declined by $27 million to $25 million, and remained stable in Europe at $220 million.
Specific provision for credit losses
The specific provision for credit losses was $275 million, down substantially from $490 million last year, mostly in the commercial and corporate portfolios, reflecting better credit conditions throughout 2005.
     Domestic Banking provisions were $274 million, a decrease of $43 million from last year. The improvement was entirely in the commercial portfolio where the provisions declined by $61 million to $49 million. This reduction was offset in part by an increase of $18 million in retail loans, consistent with the continued growth in that portfolio. Nevertheless, retail provisions remained low at 0.22% of average assets.
     In International Banking, while provisions of $70 million were unchanged from last year, higher provisions in Mexico and Chile were offset by a decline in the Caribbean and Asia.
     In Scotia Capital, there was a net recovery of $71 million in 2005, compared to provisions of $106 million in 2004. Of the $177 million reduction, $147 million was in the U.S. and $33 million in Europe. These declines were due to fewer new problem loans in 2005 compared to the previous year. Overall, strong credit conditions prevailed in 2005.
General allowance
During 2005, the general allowance for credit losses was reduced by $45 million to $1,330 million at October 31, 2005, or 0.82% of risk-weighted assets. The mix of economic and business trends which factor in the determination of the general allowance were more favourable this year, consistent with improved credit conditions and the credit quality of the portfolio. This was tempered somewhat by the potential impact on the loan portfolio of the significant appreciation of the Canadian dollar, rising energy prices and weakness in the forestry and auto sectors.
Outlook
A high level of net recoveries was realized in the corporate lending portfolio in 2005 due to favourable credit conditions. However, this level of recoveries is not sustainable. As a result, the specific provision for credit losses is expected to be higher in 2006.
     The general allowance may, however, be further reduced in 2006 if the positive trends in economic and business conditions continue.
40      Scotiabank 2005 Annual Report

GROUP FINANCIAL PERFORMANCE
Table 7 Impaired loans by business line

	2005
		Allowance
		for credit		Gross Impaired Loans
As at October 31 ($ millions)	Net	losses	Gross	2004	2003	2002	2001

Domestic
Retail	$95	$(216)	$311	$267	$292	$287	$258
Commercial	88	(113)	201	170	184	225	332

	183	(329)	512	437	476	512	590

International(1) Latin America	(68)	(470)	402	369	607	995	1,587
Caribbean	173	(85)	258	292	305	329	283
Asia	19	(50)	69	133	142	164	302
Europe	1	(2)	3	4	63	84	63

	125	(607)	732	798	1,117	1,572	2,235

Scotia Capital Canada	5	(20)	25	52	199	127	203
United States	249	(82)	331	701	1,084	1,688	1,280
Other	119	(101)	220	212	386	113	156

	373	(203)	576	965	1,669	1,928	1,639

Gross impaired loans			1,820	2,200	3,262	4,012	4,464
Allowance for credit losses — specific and country risk(1)		(1,139)		(1,321)	(1,740)	(1,917)	(2,730)
	$681			$879	$1,522	$2,095	$1,734

Allowance for credit losses — general	(1,330)	(1,330)		(1,375)	(1,475)	(1,475)	(1,475)
Net impaired loans after general allowance	$(649)			$(496)	$47	$620	$259

Net impaired loans(2) as a % of loans and acceptances	0.34%			0.49%	0.85%	1.08%	0.94%
Specific allowance(1) for credit losses as a % of gross impaired loans	63%			60%	53%	48%	61%

(1)	Includes designated emerging market gross impaired loans and offsetting country risk allowance as follows: 2003 — $21; 2002 — $25; 2001 — $25.

(2)	Net impaired loans after deducting specific allowance for credit losses.
Table 8 Provisions for credit losses

For the fiscal years ($ millions)	2005	2004	2003		2002		2001

Specific provisions for credit losses
Net specific provisions	$480	$648	$1,057		$2,198		$1,373
Recoveries	(205)	(158)	(164)		(169)		(123)

Net specific provisions for credit losses	275	490	893	(1)	2,029	(1)	1,250
General provision	(45)	(100)	—		—		175

Total net provisions for credit losses	$230	$390	$893		$2,029		$1,425

(1)	Excluding reversals of credit losses (2002 — provision for credit losses) related to Argentina, net specific provisions were: 2003 — $957; 2002 — $1,575.
Scotiabank 2005 Annual Report     41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fourth quarter results
Net income available to common shareholders was $803 million in the fourth quarter, an increase of $102 million or 15% from the same quarter last year, despite a negative impact of $24 million from foreign currency translation. Underlying net income rose by $126 million or 18% from last year. The year-over-year growth was due mainly to higher net interest income driven by asset growth, increased brokerage and investment management revenues and greater securities gains, partly offset by a compression in the margin and higher expenses.
     Total revenue (on a taxable equivalent basis) was $2,735 million in the fourth quarter, an increase of $278 million or 11% over the same quarter last year, notwithstanding a negative foreign currency translation impact of $56 million or 2%. Quarter over quarter, total revenue rose $46 million or 2%, tempered by a $47 million negative impact from foreign currency translation.
     Net interest income (on a taxable equivalent basis) was $1,581 million in the fourth quarter, an increase of $120 million or 8% over the same quarter last year, and $20 million above the third quarter.
     The Bank’s interest margin was 1.97% in the fourth quarter, a decrease of nine basis points from last year, but unchanged from last quarter.
     Other income was $1,154 million in the fourth quarter, an increase of $158 million or 16% from the same quarter last year. This growth was driven by higher net gains on the sale of investment securities and increased retail brokerage and trading revenues. The Waterous & Co. and Banco de Comercio acquisitions also contributed to the increase. Foreign currency translation reduced other income by $20 million.
     The total provision for credit losses was $36 million in the fourth quarter, compared to $40 million last year and $85 million in the previous quarter. This quarter’s provision comprised $81 million in specific provisions and a reduction of $45 million in the general allowance for credit losses.
     The specific provision for credit losses of $81 million in the fourth quarter was down slightly from $90 million in the fourth quarter of last year and $85 million in the previous quarter. The continuing low levels of provisions reflect a generally good credit environment. Scotia Capital had a net recovery of $7 million in the fourth quarter, compared to a net recovery of $25 million in the fourth quarter of last year and a $2 million provision for credit losses in the previous quarter. In Domestic Banking, overall credit quality remained strong, with specific provisions of $69 million, relatively unchanged from the same period last year and the prior quarter. Specific provisions in International Banking of $16 million in the fourth quarter were down from $21 million in the previous quarter, and $43 million in the fourth quarter last year when higher provisions were taken in the Caribbean region due to the effects of hurricanes.
     Non-interest expenses were $1,579 million in the fourth quarter, an increase of $118 million or 8% over the same quarter last year. Foreign currency translation had a positive impact on expenses, partly offset by the impact of the Banco de Comercio and Waterous & Co. acquisitions. Also contributing to the increase were higher advertising costs, mainly from a major credit card marketing campaign in Mexico, an underlying 3% increase in salaries and employee benefits, and higher litigation costs.
     Quarter over quarter, non-interest expenses rose $62 million, due mainly to higher advertising, technology and professional expenses, employee training and volume-driven appraisal and acquisition fees.
     The Bank’s effective tax rate was 20.4% in the fourth quarter, a 180 basis point increase from the same quarter last year but virtually unchanged from last quarter. The year-over-year increase was due primarily to higher income from tax-exempt securities in the prior year. This effect was partially offset by higher levels of earnings from foreign subsidiaries with lower tax rates.
     The deduction for non-controlling interest in subsidiaries was $20 million for the quarter, up $7 million from the same period last year, and $3 million from last quarter due to higher levels of earnings in subsidiaries.
Summary of quarterly results
The Bank’s results in each quarter this year were higher than those in the same quarters of 2004. A major contributing factor was the large decline in credit losses in the first two quarters of this year compared to the corresponding quarters last year. As well, revenues were higher in each of the quarters of 2005, with the exception of the second quarter, where the prior year’s quarter benefited from unusually high gains on securities. Positive factors were continued solid retail asset growth in Canada, strong local currency asset growth in the Caribbean and Mexico, as well as higher trading and retail brokerage revenues. On the negative side, earnings over the past eight quarters were affected by continued appreciation of the Canadian dollar, margin compression and lower credit fees, particularly in the U.S. An eight-quarter trend in net income and other selected information is provided on page 83.
42   Scotiabank 2005 Annual Report

GROUP FINANCIAL CONDITION
Group Financial Condition
Assets & liabilities
Assets
The Bank’s total assets were $314 billion as at October 31, 2005, up $35 billion or 12% from last year. Growth was spread across most asset categories, and was offset marginally by the translation impact of the stronger Canadian dollar, which reduced assets by $3 billion.
Securities
Securities increased $15 billion from last year. Trading securities rose $7 billion, largely in Scotia Capital, where these securities are used to hedge market risk relating to trading activities with clients, with smaller increases in Scotiabank Inverlat’s trading portfolio.
     Investment securities rose by $8 billion, due primarily to the $5 billion that was recognized as a result of the consolidation of a multi-seller commercial paper conduit from the adoption of new accounting standards for variable interest entities (VIEs).
     As at October 31, 2005, the surplus of the market value over book value of the Bank’s investment securities was $1,035 million, down only $13 million from the prior year, notwithstanding net realized gains of $414 million in 2005. The Bank realized a gain of $118 million on the sale of part of its holdings in Shinsei Bank of Japan in 2005, compared to a gain of $125 million in 2004. A breakdown of the surplus is shown in Table 27 on page 82.
Loans
The Bank had solid growth in its loan portfolio in 2005, with loans up $19 billion or 11%. Loan balances are at their highest level in five years. Domestic retail lending operations continued to reflect very good performance. Residential mortgages grew $5 billion or 8%, and personal and credit card lending increased significantly, up $4 billion or 15%. This growth was driven by the popularity of the new Flex Value mortgage and continued strong sales of ScotiaLine products, as well as the low levels of interest rates and a robust housing and home renovation market.
     International Banking also experienced strong growth in retail lending assets, particularly in Mexico and the Caribbean, with growth of $2 billion.
     Business lending increased $5 billion, in part due to good loan growth in Mexico and the Caribbean and Central American region. Securities purchased under resale agreements contributed a further $3 billion to growth in loans. Underlying lending volumes in the U.S. and European corporate loan portfolios declined in 2005, following more substantial declines in recent years.
Liabilities
The Bank’s total liabilities increased $34 billion to $298 billion as at October 31, 2005, with underlying growth of $37 billion partly offset by the negative foreign currency translation impact of $3 billion.
Deposits
Deposits increased by $22 billion this year.
     Business and government deposits were up $15 billion in 2005, mainly to fund retail asset and securities growth.
     Domestic personal deposits rose by $3 billion, due largely to growth in term deposits, as customers took advantage of higher interest rates. As well, personal deposits rose $1 billion in the Latin American and Caribbean markets.
Obligations related to repurchase agreements
Obligations related to repurchase agreements are another source of wholesale funding. The year-over-year increase of $7 billion was attributable mainly to the growth in the securities portfolio.
Scotiabank 2005 Annual Report   43

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 9 Condensed Balance Sheet

As at October 31 ($ billions)	2005	2004	2003	2002	2001

Assets
Cash resources	$20.5	$17.1	$20.6	$20.3	$20.2
Securities	73.5	58.8	63.2	56.2	53.3
Loans	191.0	171.8	171.7	185.7	175.4
Other	29.0	31.5	30.4	34.2	35.5

Total assets	$314.0	$279.2	$285.9	$296.4	$284.4

Liabilities and shareholders’ equity Deposits	$217.4	$195.2	$192.7	$195.6	$186.2
Obligations related to securities sold under repurchase agreements	26.0	19.4	28.7	31.9	30.6
Other liabilities(1)	51.1	44.7	45.2	49.0	47.2
Subordinated debentures	2.6	2.6	2.7	3.9	5.3
Capital instrument liabilities (1)	0.8	2.3	2.5	2.2	2.0

Total liabilities(1)	$297.9	$264.2	$271.8	$282.6	$271.3

Shareholders’ equity(1)	$16.1	$15.0	$14.1	$13.8	$13.1

Total liabilities and shareholders’ equity	$314.0	$279.2	$285.9	$296.4	$284.4

(1)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
Shareholders’ equity
Total shareholders’ equity rose by $1,097 million in 2005, as the Bank had a record level of internally generated capital of $1,867 million and issued $300 million non-cumulative preferred shares. These increases were partly offset by the impact of common share buy backs, and the net effect of unrealized foreign currency translation losses recorded in shareholders’ equity.
Outlook
For 2006, we are expecting a more modest increase in retail assets in Canada, in line with slower economic growth. We also anticipate some growth in our commercial and corporate portfolios. Outside Canada, growth in local currency assets in most international operations is expected to continue.
Capital management
Scotiabank maintains a strong capital base to support its diversified business activities. Scotiabank’s capital ratios remain among the highest of its Canadian peer group. This strength contributes to the Bank’s safety, fosters investor confidence, supports high credit ratings, enables the Bank to take advantage of growth opportunities and provides it with the potential to enhance shareholder returns through increased dividends or share repurchases.
     As well, the Bank’s policy is to remain well capitalized in order to provide adequate flexibility to take advantage of growth opportunities, while supporting the risks associated with the Bank’s activities.
     In managing the Bank’s capital base, close attention is paid to the capital structure, the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed and to meet regulatory requirements is always balanced against our goal of generating an appropriate return for our shareholders.
     Capital adequacy for Canadian banks is governed by the requirements of the Office of the Superintendent of Financial Institutions (OSFI). These requirements are consistent with the international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists of two components – Tier 1 capital and Tier 2 capital – both of which are described below. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors.
     Certain changes in accounting standards, effective November 1, 2004, affected the balance sheet classification of the Bank’s Tier 1 trust securities (see Note 1 to the consolidated financial statements on page 100). This change did not have any effect on the Bank’s capital ratios, as these instruments remain eligible as Tier 1 capital for regulatory purposes.
44 Scotiabank 2005 Annual Report

GROUP FINANCIAL CONDITION
Table 10 Regulatory capital

As at October 31 ($ millions)	2005	2004	2003	2002	2001

Tier 1 capital
Common shareholders’ equity	$15,482	$14,685	$13,814	$13,502	$12,833
Innovative capital instruments(1)	2,250	2,250	2,500	2,225	1,975
Non-cumulative preferred shares	600	300	300	300	300
Non-controlling interest in subsidiaries	306	280	326	662	586
Less: Goodwill	(498)	(261)	(270)	(299)	(400)

	18,140	17,254	16,670	16,390	15,294

Tier 2 capital
Subordinated debentures (net of amortization)	2,420	2,493	2,595	3,372	4,933
Eligible amount of general allowance (2)	1,330	1,317	1,352	1,448	1,442

	3,750	3,810	3,947	4,820	6,375

Less: Investments in associated corporations and other items	(358)	(200)	(209)	(250)	(329)

Total capital	$21,532	$20,864	$20,408	$20,960	$21,340

Total risk-weighted assets ($ billions)	$162.8	$150.5	$154.5	$165.4	$164.8

Capital ratios
Tier 1 capital ratio	11.1%	11.5%	10.8%	9.9%	9.3%
Total capital ratio	13.2%	13.9%	13.2%	12.7%	13.0%

Assets to capital multiple	15.1	13.8	14.4	14.5	13.5

(1)	Includes $2.0 billion of Scotiabank Trust Securities (Scotia BaTS), and preferred shares issued by Scotia Mortgage Investment Corporation.

(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets.
Table 11 Changes in regulatory capital

For the fiscal years ($ millions)	2005	2004	2003	2002	2001

Total capital, beginning of year	$20,864	$20,408	$20,960	$21,340	$19,029
Internally generated capital
Net income	3,209	2,908	2,422	1,708	2,077
Preferred and common share dividends	(1,342)	(1,126)	(865)	(748)	(637)

	1,867	1,782	1,557	960	1,440
External financing
Debentures (net of amortization)	(73)	(102)	(777)	(1,561)	(57)
Preferred shares	300	—	—	—	—
Innovative capital instruments(1)	—	(250)	275	250	—
Common shares and contributed surplus	88	88	139	82	155
Purchase of shares and premium on redemption	(973)	(290)	(201)	(154)	—

	(658)	(554)	(564)	(1,383)	98
Other
Net unrealized foreign exchange translation gains (losses)	(178)	(709)	(1,176)	(137)	79
Non-controlling interest in subsidiaries	26	(46)	(336)	76	357
Other(2)	(389)	(17)	(33)	104	337

	(541)	(772)	(1,545)	43	773

Total capital generated (used)	668	456	(552)	(380)	2,311

Total capital, end of year	$21,532	$20,864	$20,408	$20,960	$21,340

(1)	Includes $2.0 billion of Scotiabank Trust Securities (Scotia BaTS), and preferred shares issued by Scotia Mortgage Investment Corporation.

(2)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in associated corporations and securitization-related amounts, and other charges (credits) to retained earnings.
Scotiabank 2005 Annual Report     45

MANAGEMENT’S DISCUSSION AND ANALYSIS
Tier 1 capital
Tier 1 capital consists primarily of common shareholders’ equity, non-cumulative preferred shares and innovative structures such as trust securities. Tier 1 capital rose to $18.1 billion, an increase of $886 million over last year:
•	Retained earnings grew $887 million, which was net of the cost of the repurchase of common shares of $973 million.

•	Preferred shares increased $300 million as a result of the issuance of Series 13 non-cumulative preferred shares.

•	Partially offsetting the above were: a net increase of $178 million in cumulative unrealized foreign currency translation losses, due to the strengthening of the Canadian dollar; and higher goodwill associated mainly with the Bank’s acquisitions of Banco de Comercio and Waterous & Co. in 2005.
     Over the past five years, notwithstanding large dividend increases, solid growth in net income has created $7.6 billion of internally generated capital. This level of internal capital generation has consistently been among the highest of the Canadian banks.

Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures and the eligible portion of the total general allowance for credit losses. Tier 2 capital decreased marginally in 2005 to $3.8 billion due to a reduction in the portion of subordinated debentures that are eligible for inclusion in Tier 2 capital.
Regulatory capital ratios
Capital ratios are used to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing those capital components by risk-weighted assets.
     In 2005, both of the Bank’s regulatory capital ratios remained strong compared to the other major Canadian banks. The Tier 1 and the Total capital ratios as at year end were 11.1% and 13.2%, respectively. These ratios exceeded OSFI’s formal target levels of 7% and 10%. Scotiabank’s strong capital ratios are the result of consistent earnings growth accompanied by disciplined growth in risk-weighted assets.
     In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 20 times capital, although this multiple can be exceeded with OSFI’s prior approval to an amount no greater than 23 times. As at October 31, 2005, the Bank’s ACM was 15.1 times, an increase from 13.8 times last year, mainly reflecting the 12% growth in assets.
Tangible common equity ratio
The level of tangible common equity (TCE) is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies in their assessment of a bank’s capital position. Tangible common equity is calculated by deducting unamortized goodwill and intangibles from common shareholders’ equity.
     The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio was 9.3%, 40 basis points lower than the 2004 level. Scotiabank’s TCE ratio is the strongest of the major Canadian banks.
Capital allocation
Besides the regulatory capital framework, the Bank also uses an economic capital framework to allocate capital to the business lines. This allows us to appropriately measure the returns from the business lines and their activities, based upon the risk they
46   Scotiabank 2005 Annual Report

GROUP FINANCIAL CONDITION
are assuming, by calculating a return on economic equity. The economic capital allocation methodology separates risks into three major components — credit risk, market risk and operational risk – and calculates the capital required for each risk.
     The capital allocation models for credit risk use the Bank’s internal credit risk ratings for business loans, and credit bureau scoring for retail loans. In addition, the models take into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of large portfolios.
     Capital related to market risk is based on the internal VAR models used in the trading book, and on stress tests of the Bank’s interest rate gap structure, foreign exchange structural exposures, and equity investment portfolios.
     Operational risk capital is allocated based on an assessment of both business and event risk in each business line.
     Economic capital is much more risk sensitive than the existing regulatory capital measures. The proposed Basel II capital framework will introduce more risk sensitivity into the regulatory capital calculations, in certain instances using risk parameters similar to those used in the Bank’s current economic capital methodology.
Dividends
Our record of strong earnings growth and our capital position allowed us to increase our quarterly dividend twice in 2005. On a year-over-year basis, dividends rose by 20% to $1.32 per share, and have risen at a compound annual rate of 15.6% over the past 10 years. The dividend payout ratio for 2005 was 41%, up from 38% last year, and well within the Bank’s target payout range of 35% to 45%.
Share buyback program
In January 2005, the Bank renewed its normal course issuer bid on the Toronto Stock Exchange to buy back up to 50 million common shares at prevailing market prices. During fiscal 2005, 26.1 million common shares were purchased at an average price of $40.51 per share. In 2004, 9.1 million shares were repurchased at an average cost of $34.96 per share. The normal course issuer bid is expected to be renewed upon its expiry on January 5, 2006.
Share data
Details of the Bank’s common and preferred share data, as well as trust securities, are shown in the table below. Further details, including convertability features, are shown in notes 13 and 14 of the consolidated financial statements.
Share Data

As at October 31 (thousands of shares)

Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	(1)
Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(2)

Preferred shares Series 12	12,000	(3)
Preferred shares Series 13	12,000	(4)
Common shares outstanding	990,182	(5)
Outstanding options granted under the Stock Option Plans to purchase common shares	37,582	(5)(6)

(1)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(2)	Reported in business and government deposits in the Consolidated Balance Sheet.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in the amount of $0.30 per share.

(5)	As at November 30, 2005, the number of outstanding common shares and options were 990,416 and 37,358, respectively. The number of other securities disclosed in this table were unchanged.

(6)	Included are 15,275 stock options with tandem stock appreciation right (SAR) features.
Scotiabank 2005 Annual Report   47

MANAGEMENT’S DISCUSSION AND ANALYSIS
Basel II implementation
In June 2004, the Basel Committee on Banking Supervision released its report entitled “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The new framework is designed to more closely align regulatory capital requirements with underlying risks by introducing substantive changes in the treatment of credit risk. An explicit new capital charge for operational risk is also being introduced, as well as increased supervisory review of capital adequacy and potential expansion of the related public disclosure. As a result of this more risk-based capital attribution approach, potential capital reductions or increases might be possible; however, it is too early to predict the impact at this stage. Any potential reductions in fiscal years 2008 and 2009 will be limited by regulatory capital “floors” of 90% and 80%, respectively, of the current capital requirements.
     Scotiabank has developed a comprehensive program aimed at being in a position to meet the new regulatory requirements. Our work effort is well under way under the governance of the Bank’s internal Basel II Steering Committee and the Basel Program Office. We remain committed to completing the necessary tasks to position us for implementation of the new framework.
     The new Basel II Framework is expected to be fully effective for the Canadian banks for fiscal 2008. The Office of the Superintendent of Financial Institutions expects the major Canadian banks to report on a “parallel run” basis for five quarters, beginning with the quarter ending October 31, 2006, with a November 1, 2007 date for implementation. The date in Europe for similar advanced approaches is January 1, 2008. Regulators in the United States have very recently announced a one-year delay, resulting in an implementation date of January 1, 2009, in the U.S. The difference in implementation dates in various countries introduces a degree of additional complexity and uncertainty for major institutions operating in different global jurisdictions, although it is not expected to significantly impact our implementation efforts.
Outlook
Scotiabank expects to maintain strong capital ratios in 2006. Dividends are expected to continue to increase in line with earnings growth, and the payout ratio is likely to be at the higher end of the current target payout range of 35% to 45%.
Off-balance sheet arrangements
In the ordinary course of business, the Bank enters into contractual arrangements that are not required to be included in the Consolidated Balance Sheet. These arrangements could have a current or future effect on the Bank’s results of operations or financial condition. They comprise three main categories: variable interest entities (VIEs), securitizations, and guarantees and loan commitments.
Variable interest entities
The main types of off-balance sheet arrangements with VIEs are:
•	VIEs that are used to provide a wide range of services to customers. These include VIEs established to assist clients in securitizing their financial assets (through asset-backed commercial paper conduits), obtaining cost-efficient financing, and to provide investment opportunities. In addition, the Bank sponsors and actively manages mutual funds, as well as creates, administers, and manages personal and corporate trusts.

•	VIEs that are used to diversify the Bank’s funding sources and manage its capital requirements by securitizing the Bank’s own assets, primarily residential mortgages, and issuing innovative Tier 1 capital instruments (e.g., Scotiabank Trust Securities described in Note 13 to the consolidated financial statements).
     VIEs are subject to the review and approval processes that the Bank applies to all transactions to ensure that relevant risks, as well as accounting, related party, reputational, and ownership issues, are properly addressed. For many of the VIEs used to provide services to customers, the Bank earns fees but has no exposure to loss on the underlying assets, as the Bank does not guarantee the performance of these assets. For other VIEs, such as securitization and investment vehicles, the Bank earns fees and may be exposed to credit, market, liquidity, or operational risks.
     New Canadian accounting requirements for VIEs came into effect for fiscal 2005 as described on page 74 under Changes in accounting policies. As at October 31, 2005, total consolidated assets related to VIEs were $6 billion. The amounts owed by or to these VIEs were not significant. Further, consolidating and deconsolidating these VIEs had no effect on the Bank’s net income. The Bank earned fees of $13 million in 2005 from certain VIEs in which it has a significant variable interest but does not consolidate. More information with respect to the
48      Scotiabank 2005 Annual Report

GROUP FINANCIAL CONDITION
Bank’s involvement with VIEs, including details of maximum loss exposure by VIE category, is provided in Note 6 to the consolidated financial statements on page 106.
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets to trusts. If certain criteria are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet (this is discussed further in Note 1 to the consolidated financial statements on page 100). These securitizations enable the Bank to diversify its funding sources, and manage risks and capital requirements.
     The amount of off-balance sheet securitized mortgages outstanding was $7,801 million as at October 31, 2005, compared to $7,523 million last year and $5,248 million two years ago. The growth in securitized mortgages is consistent with the growth in new mortgages for the Bank’s Canadian operations as securitizations are a cost-effective alternative to funding this growth. The amount of off-balance sheet securitized personal loans was $809 million as at October 31, 2005, compared to $1,319 million last year and $2,417 million two years ago. The decline is due to maturities.
     Given the Bank’s sizable capital base, and the manner in which these securitizations are structured, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, has agreements to make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 21 to the consolidated financial statements on page 111. The Bank recorded securitization revenues of $79 million in 2005, compared to $111 million in 2004 and $140 million in 2003. This decrease was consistent with the decline in securitized personal loan balances. Additional information on the amount of securitizations and associated cash flows, servicing fees, and retained interests is provided in Note 4(b) to the consolidated financial statements on pages 104 and 105.
Guarantees and loan commitments
Guarantees and loan commitments are issued by the Bank to earn fee revenue. Details regarding the nature of these products are as follows:
•	Standby letters of credit and letters of guarantee — As at October 31, 2005, these amounted to $15.8 billion, up from $14.4 billion last year. These are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party.

•	Liquidity facilities — These generally provide an alternate source of financing to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. As at October 31, 2005, these facilities amounted to $7.7 billion, a reduction of $6.8 billion from a year ago, mainly as a result of consolidating commercial paper conduit programs under the new VIE accounting guideline in 2005.

•	Credit enhancements — The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits. As at October 31, 2005, these credit enhancements, which are included within standby letters of credit and letters of guarantee, amounted to $27 million, down from $846 million last year.

•	Indemnification contracts — In the ordinary course of business, the Bank enters into many contracts which contain indemnifi-cation provisions where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities.

•	Credit commitments — The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2005, these commitments amounted to $100 billion, compared to $104 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities less than one year.
Scotiabank 2005 Annual Report     49

MANAGEMENT’S DISCUSSION AND ANALYSIS
     These arrangements may expose the Bank to credit or liquidity risks and are subject to the Bank’s standard review and approval processes. For the guarantee products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties and are stated before any reduction for recoveries under recourse provisions, insurance policies, or collateral held or pledged.
     Annual fees from the Bank’s guarantees and loan commitment arrangements, recorded in credit fees in the Consolidated Statement of Income, were $227 million in 2005, compared to $258 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 21 to the consolidated financial statements on pages 119 and 120.
Financial instruments
Given the nature of the Bank’s main business activities, the balance sheet is comprised mainly of financial instruments. Assets that are financial instruments include cash resources, securities, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. The Bank also transacts derivative financial instruments for both trading and asset/liability management purposes. Financial instruments are generally carried at cost, except those held for trading purposes which are carried at their estimated fair value.
     The risks that arise from transacting financial instruments include credit risk, liquidity risk, operational risk and market risk. The latter includes risks related to changes in interest rates, foreign currency exchange rates and equity prices. In order to manage these risks, the Bank has implemented extensive risk management policies and practices including various Board-approved risk management limits and risk management techniques. A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section (see pages 59 to 70).
     The notes to the 2005 consolidated financial statements provide further details on the terms and conditions of the Bank’s financial instruments. For example, Note 22 (see pages 121 – 124) summarizes the fair value of financial instruments and how these amounts were determined. This note also presents the Bank’s interest rate risk profile and the Bank’s credit exposure to selected financial instruments. Note 23 (see pages 124 – 127) provides details on notional amounts of trading and asset/liability management derivatives as well as their term to maturity, credit risk and fair values.
     The fair value of the Bank’s financial instruments exceeded their book value by $1,248 million (2004 – $952 million) as at October 31, 2005. The year-over-year change in the excess of fair value over book value arises mainly from changes in interest rates. Fair value estimates are based on market conditions at October 31, 2005, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the Critical accounting estimates section (see pages 71 – 74).
     There are various measures that can be used to assess the risks associated with the Bank’s financial instrument portfolios. The interest rate risk arising from the Bank’s non-trading financial instruments is discussed on page 65 which reflects the impact of a 100 basis point increase in interest rates on annual income and the present value of net assets. For trading activities, the table on page 66, discloses the average one-day Value at Risk by risk factor. Based on the Bank’s maturity profile of derivative instruments, only 12% (2004 – 9%) had a term to maturity greater than five years.
     Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Realized gains and losses on disposals of investment securities, as well as writedowns, are recorded in other income as are net trading gains and losses. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 (see pages 98 – 102).
50     Scotiabank 2005 Annual Report

BUSINESS LINE
Business Line Overview

Net income available to common shareholders ($millions)

Domestic Banking	Domestic Banking had a strong year in 2005, with net income available to common shareholders of $1,253 million, a 13% increase over last year. Strong growth in retail mortgages, personal lending and deposits was partially offset by a narrowing interest margin. As well, credit card and retail brokerage revenues grew year over year. Non-interest expenses and provisions for credit losses remained well controlled.

International Banking	International Banking had a good year in 2005, with net income available to common shareholders of $800 million, an increase of 12% from last year, notwithstanding the significant negative effect of foreign currency translation as a result of the appreciation of the Canadian dollar. Scotiabank Inverlat’s earnings contribution rose substantially, and the Caribbean and Central America also had good growth.

Scotia Capital	Scotia Capital also had a good year, as net income available to common shareholders rose 12% to $915 million in 2005. This result was achieved despite the negative effect of foreign currency translation and a continued reduction in corporate lending assets. Provisions for credit losses declined sharply for the third consecutive year, as credit quality improved, particularly in the U.S. and Europe.

Other	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments, that are not allocated to an operating segment.

	2005
	Domestic	International
($ millions)	Banking	Banking	Scotia Capital	Other	Total

Net interest income	$3,576	$1,969	$849	$(523)	$5,871
Other income	1,819	793	1,320	597	4,529
Provision for credit losses	(274)	(70)	71	43	(230)
Non-interest expenses	(3,296)	(1,712)	(929)	(106)	(6,043)
Income taxes/non-controlling interest	(566)	(174)	(390)	212	(918)

	1,259	806	921	223	3,209
Preferred dividends paid	(6)	(6)	(6)	(7)	(25)

Net income available to common shareholders	$1,253	$800	$915	$216	$3,184

Return on equity(1)(%)	31.0%	21.6%	28.4%	N/A	20.9%
Average earning assets ($ billions)	$123	$50	$112	$24	$309

(1)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.
N/A Not applicable
Scotiabank 2005 Annual Report     51

MANAGEMENT’S DISCUSSION AND ANALYSIS
Domestic Banking
2005 Achievements
•	Higher customer loyalty and satisfaction.

•	Opened one millionth ScotiaLine line of credit account.

•	Mortgage retention of more than 90%.

•	Strong growth in customer trading activity and fee-based assets in ScotiaMcLeod, our retail brokerage arm.

•	Strong growth in mutual fund sales for Scotia Partners Portfolios.

•	ScotiaMcLeod Direct Investing continued to increase market share, and we received Global Finance’s award for Best Online Securities Research.

•	Re-engineered the Commercial Banking business model:

– clear customer segmentation, matching the right banker with the right customer;

– creating a network of six business support centres; and

– adding new relationship and risk management tools.

•	Our call centres were recognized by Service Quality Measurement Group Inc. for delivering the highest customer sales experience among call centres in the banking industry.
2006 Priorities
•	Increase share of wallet with existing customers with a focus on the emerging affluent investor segment.

•	Acquire new customers with targeted marketing initiatives, new branches and more financial advisors.

•	Continue to pursue strategic alliances and acquisitions to increase revenues.

•	Expand the breadth of our consumer lending products, including an initiative offering mortgages to the near-prime market.

•	Focus on improving market share in Commercial Banking, particularly in the smaller end of the mid-market.

•	Revitalize our small business offering, including enhancements to product pricing and policies and the development of new sales tools and online resources.
Business profile
Domestic Banking provides a full range of banking and investing services to more than 6.8 million customers across Canada, through a network of 954 branches and 2,624 ABMs, as well as telephone and Internet banking.
     Domestic Banking includes three main businesses. Retail banking provides mortgages, loans, credit cards and day-to-day Banking products to individuals and small businesses. Wealth Management offers retail brokerage, mutual funds and private client services. Commercial Banking delivers a full product suite to medium and large businesses.
Strategy
Our core purpose is to help our customers become financially better off by providing relevant solutions to their unique needs. Domestic Banking’s strategy for growth is to expand our client base and drive revenue growth by building on our strengths in customer service, execution and cross-business line partnerships.
     We are focused on growing business with mid-market investors and small business clients, and capturing primary advisor status with affluent clients. For our emerging and existing affluent clients, we provide personalized solutions based on a customized financial plan. In Commercial Banking, we are working to redefine and re-engineer our business with an emphasis on delivering client-valued, cost-effective solutions.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	customer satisfaction and loyalty;

•	new customer acquisition;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
52   Scotiabank 2005 Annual Report

BUSINESS LINES – DOMESTIC BANKING
Financial performance
Domestic Banking reported net income available to common shareholders of $1,253 million in 2005, $148 million or 13% higher than last year, with a strong return on equity of 31.0%. Results included significant growth in wealth management, along with continued strong performances in each of retail, small business and commercial banking.
Assets and liabilities
Domestic retail assets grew 10% in 2005. This was led by a substantial increase in residential mortgage balances before securitization of $6.6 billion or 9%, partly driven by customer preference for the new Scotia Flex Value Mortgage. There was also very strong year-over-year growth of 15% in personal revolving credit, reflecting continued strength in the home renovation market.
     Personal deposits grew by 5%, due mainly to an increase in term deposit balances and the ongoing success of the Money Master® High Interest Savings Account. Business deposits, including the Money Master for businessTM account, rose 11%, continuing the double-digit growth trend of the past several years.
     Assets under administration rose 14% to $111 billion, due primarily to growth in mutual funds and retail brokerage. Net asset inflows from new customers, as well as continued growth in our share of customers’ investment business, complemented market-driven gains.
Revenues
Total revenues were $5,395 million, up $230 million or 4% from last year. Net interest income increased by $82 million to $3,576 million in 2005, because of strong volume growth in assets and deposits. The interest margin declined year over year, largely reflecting increased customer preference for lower-yielding variable-rate mortgages, a flattening of the yield curve and
Domestic Banking Financial Performance

($ millions)	2005	2004	2003

Net interest income(1)	$3,576	$3,494	$3,430
Other income	1,819	1,671	1,528
Provision for credit losses	(274)	(317)	(272)
Non-interest expenses	(3,296)	(3,217)	(3,076)
Income taxes(1)	(566)	(522)	(547)

	1,259	1,109	1,063
Preferred dividends paid	(6)	(4)	(4)

Net income available to common shareholders	$1,253	$1,105	$1,059

Return on equity (%)	31.0	30.6	30.9
Average earning assets ($ billions)	123	112	101
Productivity ratio (1) (%)	61.1	62.3	62.0

(1)	Taxable equivalent basis.
Revenue by area

Taxable equivalent basis ($ millions)	2005	2004	2003

Retail and Small Business	$3,651	$3,550	$3,382
Commercial	833	820	828
Wealth Management	911	795	748

Total revenue	$5,395	$5,165	$4,958

increased use of more expensive wholesale deposits to fund strong retail asset growth.
     Other income for the year was $1,819 million, an increase of $148 million or 9%, driven primarily by retail banking and wealth management activities. Brokerage revenues rose $67 million or 14%, from greater customer trading activity due to improved equity markets, and higher fee-based assets. In addition, mutual fund revenues reached a record level, due to higher balances, reflecting in part the success of the Partners Portfolios and a revised management fee structure. Retail banking revenues rose from both volume increases and price changes.
Non-interest expenses
Non-interest expenses of $3,296 million remained well controlled in 2005, up a relatively modest $79 million or 2% from last year. The increase was due mainly to higher performance-based compensation, in line with stronger brokerage revenues. This was partly offset by lower mortgage acquisition and appraisal costs, as well as a decline in stock-based compensation, due to a smaller increase in the Bank’s share price in 2005. Salary costs were basically unchanged, as normal merit increases were offset by lower average staffing levels.
Credit quality
Provisions for credit losses were $274 million in 2005, down $43 million or 14% from last year, due to lower provisions in the commercial portfolio. Credit quality remained strong in the retail portfolio, with the ratio of loan losses to average loan balances improving one basis point from last year to 22 basis points. Furthermore, the consumer loan portfolio is 89% secured.
Outlook
We expect to maintain good growth in assets and deposits next year, although retail lending growth will likely moderate somewhat from the robust levels seen over the past two years, as interest rates rise and the housing and renovation markets slow. Increases in net interest income will continue to be tempered by pressure on the interest margin, but less so than the past two years. Credit quality is expected to remain fairly stable, with provisions for loan losses increasing in line with the growth in average loans.
Scotiabank 2005 Annual Report   53

MANAGEMENT’S DISCUSSION AND ANALYSIS
International Banking
2005 Achievements
•	In El Salvador, we acquired Banco de Comercio, giving us a market share of 19% after consolidation with our existing operations. We also acquired La General de Seguros, a Puerto Rican insurance company, to expand our product offering.

•	Named Bank of the Year in Mexico, Jamaica and the Caribbean by Latin Finance magazine.

•	Recognized as one of the 50 best employers in Mexico by The Great Place to Work Institute.

•	Opened a new representative office in Shanghai, the financial hub of China, positioning us to explore new business opportunities in this rapidly growing economy.

•	Continued to expand our delivery network, opening 16 branches in Mexico and continuing to roll out Internet banking, which is now in nine Caribbean countries.
2006 Priorities
•	Our objective is to obtain new customers by expanding our sales and delivery network, increasing advertising in Spanish-speaking markets and leveraging our strength in database marketing.

•	We will continue to actively seek acquisitions in the Caribbean, Central America and Latin America, with a secondary focus on Asia.

•	We will also continue to refine our International Banking Shared Services initiative to centralize back office processes, which will improve service quality and lower costs by taking advantage of economies of scale, allowing front line staff to focus on customer sales and service.

•	We are planning a number of major technological initiatives to improve efficiency and support growth in Internet and business banking.

•	We will continue to expand our product and service offering beyond traditional banking, in areas such as insurance and wealth management.
Business profile
International Banking operates in more than 40 countries, and includes Scotiabank’s retail and commercial banking operations outside of Canada. Through our network of more than 1,000 branches and offices and 2,100 ABMs, as well as telephone and Internet Banking, we provide a full range of financial services to almost three million customers.
     International Banking is organized into the following geographic regions: Caribbean and Central America, Mexico, Latin America and Asia Pacific.
Strategy
Our global growth strategy has three main components: organic growth, acquisitions and efficiencies. We are investing in high-growth markets, where we anticipate increased demand for financial services. We are also leveraging proven, bankwide capabilities to expand our product and service offerings, deepen customer relationships and increase sales productivity and operating efficiency through a shared services approach and common technology platforms.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	net income growth;

•	revenue growth (using normalized exchange rates);

•	productivity ratio;

•	loan loss ratio (specific provisions as a % of average loans and acceptances);

•	new customer acquisition; and

•	growth in number of multi-product customers.
54   Scotiabank 2005 Annual Report

BUSINESS LINES — INTERNATIONAL BANKING
Financial performance
International Banking continued to earn through the negative impact of a stronger Canadian dollar, with net income available to common shareholders in 2005 of $800 million. This was an increase of $82 million or 12% from last year, despite a negative impact of $62 million due to foreign currency translation. Return on equity was a solid 21.6%.
     While all regions contributed to this strong growth, the most significant was Scotiabank Inverlat in Mexico. Inverlat’s net contribution increased 28% from last year, dampened 5% by the negative impact of foreign currency translation. This increase was driven by strong loan growth and higher retail banking fees. Results in the Caribbean also improved, due primarily to lower loan losses and the acquisition of Banco de Comercio in El Salvador.
Assets and liabilities
Assets increased 2% during the year, or 9% before the impact of foreign currency translation. Underlying retail loan growth was a very strong 19%, particularly in mortgages, led by growth in Mexico, Chile and the Caribbean. Commercial loan growth was 6%. Underlying growth in low-cost demand and savings deposits was also strong at 11%, with increases in most Caribbean countries and in Mexico.
Revenues
Total revenues were $2,762 million in 2005, an increase of $163 million or 6% from last year. Total revenues were reduced by 6% or $158 million due to the negative impact of foreign currency translation.
     Net interest income was $1,969 million in 2005, an increase of $111 million or 6% from last year, despite a negative foreign currency translation impact of $117 million or 6%. The increase
International Banking Financial Performance

($ millions)	2005	2004	2003

Net interest income(1)	$1,969	$1,858	$1,987
Other income	793	741	776
Provision for credit losses	(70)	(70)	(73)
Non-interest expenses	(1,712)	(1,606)	(1,657)
Income taxes/non-controlling interest(1)	(174)	(201)	(393)

	806	722	640
Preferred dividends paid	(6)	(4)	(4)

Net income available to common shareholders	$800	$718	$636

Return on equity (%)	21.6	21.7	20.7
Average earning assets ($ billions)	50	49	52
Productivity ratio (1) (%)	62.0	61.8	60.0

(1)	Taxable equivalent basis
Revenue by area

Taxable equivalent basis ($ millions)	2005	2004	2003

Caribbean & Central America	$1,174	$1,149	$1,133
Mexico	1,090	978	1,066
Other	498	472	564

Total revenue	$2,762	$2,599	$2,763

was driven by strong asset growth in Mexico and the Caribbean, and the Banco de Comercio acquisition. Margins were up slightly, with variations in individual markets.
     Other income grew 7% year over year to $793 million, or 13% before the negative impact of foreign currency translation. The increase was due mostly to gains on the sale of emerging market securities and contributions from the newly acquired Banco de Comercio. These were partially offset by lower fee income from loan collection services associated with the Baninter acquisition in the Dominican Republic; these loan collection services are now complete. There was also strong growth in retail fees in Mexico and the Caribbean due to our credit card acquisition strategy, and higher wholesale revenues in Mexico.
Non-interest expenses
Non-interest expenses were $1,712 million in 2005, up 7% or $106 million from last year. Expenses would have been higher by 11%, but benefited from a positive 4% impact from foreign currency translation. Expenses rose due to the Banco de Comercio acquisition, higher salaries in Mexico and the Caribbean, credit card marketing initiatives and business-related growth in Mexico, and higher litigation costs.
Credit quality
The provision for credit losses was $70 million in 2005, unchanged from last year. Lower provisions in the Caribbean and Asia were offset by higher provisions in Mexico and Chile.
Outlook
We expect International Banking’s track record of earnings growth to continue in 2006, particularly in Mexico, the Caribbean and Central American region, and Chile. We anticipate further growth in assets and deposits, with an increased focus on sales effectiveness, and ongoing expansion of the delivery network. We continue to actively pursue acquisition opportunities in key markets. However, growth will be moderated by foreign currency translation, should the Canadian dollar continue to appreciate.
Scotiabank 2005 Annual Report     55

MANAGEMENT’S DISCUSSION AND ANALYSIS
Scotia Capital
2005 Achievements
•	Named Best Investment Bank in Canada by Global Finance magazine for the second year in a row, and also named Best Foreign Exchange Bank.

•	Acquired Waterous & Co., a leading global energy advisory firm. Combined with our existing business, we have an excellent opportunity to broaden our client base.

•	The derivatives team received several number one rankings in a third-party market survey.

•	Notable transactions during the year included:
– Acting as exclusive financial advisor to Kohlberg, Kravis & Roberts on its $3.2 billion purchase of Masonite International Corporation; and

– Acting as Grupo Comercial Chedraui’s financial advisor on its purchase of 30 retail stores from France’s Carrefour Group – one of the largest merger and acquisition deals of the year in Mexico.
2006 Priorities
•	In Canada, our objective is to be in the top three in all of our product areas, and to grow by launching new product initiatives.
•	In the U.S., we will take further steps to enhance credit risk management and increase cross-sell by leveraging our NAFTA capabilities.
•	We are targeting growing client segments, such as alternative asset managers, with new product offerings. As well, we are broadening our capabilities in specific markets with select traditional products, such as fixed income.
•	We will also begin to leverage the integration of the Mexican wholesale business of Scotiabank Inverlat to create a NAFTA corporate and investment banking platform.
Business profile
Scotia Capital is the corporate and investment banking arm of the Scotiabank Group, providing full-service coverage across the NAFTA region, as well as other selected niche markets globally. We offer wholesale financial products to corporate, government and institutional investor clients.
     Scotia Capital was reorganized into two main businesses, effective November 1, 2005. Global Corporate and Investment Banking provides corporate lending, equity underwriting and mergers & acquisitions advisory services. Global Capital Markets provides products and services such as fixed income; derivatives; foreign exchange; equity sales, trading and research; and, through ScotiaMocatta, precious metals.
Strategy
Our strategy remains focused on earning a good return on capital by building strong client relationships and carefully managing credit risk. Revenue growth is expected to come from leveraging our strengths across our NAFTA platform, and expanding our global capabilities in selected product areas such as derivatives and in selected industries, such as energy and mining.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	client profitability (ROE, improvement in cross-sell);

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances);

•	Value at Risk; and

•	daily trading profitability.
56     Scotia bank 2005 Annual Report

BUSINESS LINES — SCOTIA CAPITAL
Financial performance
Scotia Capital reported net income available to common shareholders of $915 million in 2005, a 12% increase year over year. The growth was due mainly to net loan loss recoveries in 2005, compared to a net provision for credit losses in 2004. In addition, record earnings were reported in Global Trading, with particularly strong results in derivatives. These were partly offset by the negative impact of foreign currency translation of $34 million and a reduction in corporate lending assets. Return on equity was 28.4% in 2005, a significant increase from the prior year.
Assets and liabilities
Corporate lending balances decreased 8% overall, and were down 16% in the U.S. and Europe, approximately half of which was due to the negative impact of foreign currency translation. The decline in lending volumes reflects continued high levels of market liquidity. In Canada, asset growth of 5% was achieved, the first increase in several years due to more robust client demand, particularly in the oil and gas sector.
Revenues
Total revenues were relatively flat at $2,169 million in 2005. Foreign currency translation reduced total revenues by $65 million. Net interest income fell $88 million or 9% to $849 million, while other income increased $93 million or 8% to $1,320 million. Revenue from Canadian operations increased 8%, due to stronger institutional equity trading results, higher new issue fees in investment banking, and the inclusion of four months of results from Scotia Waterous. These increases were partially offset by lower credit fees and a decline in net interest income in corporate banking, as tighter market pricing offset volume gains.
Scotia Capital Financial Performance

($ millions)	2005	2004	2003

Net interest income(1)	$849	$937	$1,179
Other income	1,320	1,227	1,289
Provision for credit losses	71	(106)	(549)
Non-interest expenses	(929)	(960)	(986)
Income taxes(1)	(390)	(275)	(262)

	921	823	671
Preferred dividends paid	(6)	(4)	(6)

Net income available to common shareholders	$915	$819	$665
Return on equity (%)	28.4	20.3	12.9
Average earning assets ($ billions)	112	109	119
Productivity ratio (1) (%)	42.8	44.4	40.0

(1)	Taxable equivalent basis.
Revenue by area

Taxable equivalent basis ($ millions)	2005	2004	2003

Canada	$733	$678	$707
U.S. and Europe	614	786	1,066
Global Trading	822	700	695

Total revenue	$2,169	$2,164	$2,468

     Corporate banking revenues in the U.S. and Europe decreased 22%, with lower interest income and credit fees, as a result of a decline in corporate loan volumes and tighter market pricing.
     Global Trading had a strong year, as revenues increased 18%, including record results in derivatives due to client-driven activity, and strong growth in fixed income revenues. Foreign exchange and precious metals had solid results, although dampened somewhat by the effect of foreign currency translation.
Non-interest expenses
Non-interest expenses were $929 million in 2005, a 3% decrease from 2004, due largely to the positive impact of foreign currency translation of $21 million and lower salary and benefit costs. These declines were partially offset by higher severance expenses and an increase in performance-related compensation, in line with improved results.
Credit quality
Scotia Capital reported net recoveries of $71 million in 2005, compared to net specific provisions for credit losses of $106 million last year. The improvement was primarily in the U.S. and Europe, where provisions declined $147 million and $33 million, respectively. There were net recoveries in Canada, although down slightly compared to the prior year. Net impaired loans continued to decline, particularly in the U.S., reflecting overall strong credit conditions.
Outlook
The outlook for the trading businesses remains positive, providing opportunities for growth in the coming year.As well, the Waterous acquisition will provide leverage for investment banking. In addition, while corporate lending markets remain highly liquid, volume and margin trends should provide opportunities for growth. However, we do not expect the same level of loan loss recoveries next year. Also, growth will be moderated by foreign currency translation, should the Canadian dollar continue to appreciate.
Scotiabank 2005 Annual Report     57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Other
Financial performance
The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to a business line.
     Net income available to common shareholders was $216 million in 2005, compared to $250 million in 2004. The decrease was due mainly to a smaller reduction in the general allowance for credit losses this year.
Revenues
Revenues decreased by $19 million from 2004, mainly from lower investment gains in Group Treasury.
     Net interest income was a negative $523 million in 2005, an improvement of $65 million from last year, mainly from higher dividend income.
     Net interest income includes the elimination of the gross-up of tax-exempt income. This amount is included in the operating segments, which are reported on a taxable equivalent basis and offset in this segment. This reduction was $326 million in 2005, compared to $274 million in 2004.
Other Financial Performance

($ millions)	2005	2004	2003

Net interest income(1)	$(523)	$(588)	$(350)
Other income	597	681	422
Provision for credit losses	43	103	1
Non-interest expenses	(106)	(79)	(12)
Income taxes(1)	212	137	(13)

	223	254	48
Preferred dividends paid	(7)	(4)	(2)

Net income available to common shareholders	$216	$250	$46

(1)	Taxable equivalent basis.
     Other income fell $84 million year over year. Investment gains were $60 million lower in Group Treasury, primarily from a decline in bond gains, partially offset by increased gains on equity investments. In addition, in 2005, a gain of $118 million was realized on the sale of a portion of the Bank’s investment in Shinsei Bank, compared to a $125 million gain realized in 2004.
Credit quality
The provision for credit losses included a $45 million reduction in the general allowance for credit losses in 2005, compared to a $100 million reduction in 2004.
Income taxes
The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $52 million higher than last year.
Outlook
In light of current and expected financial market conditions, gains on the sale of investment securities are expected to decline somewhat in 2006.
     The general allowance may be further reduced if the positive trends in economic and business conditions continue.
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RISK MANAGEMENT
Risk Management
Risk management overview
Risk, to varying degrees and in different forms, is present in virtually all business activities of a financial services organization. In certain activities, risk is assumed as a means of generating revenue, while in other activities, risk exists by virtue of engaging in the activity. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and within the Bank’s risk tolerance parameters, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s risk management framework is designed to achieve this balance.
     Taking properly evaluated and quantified risks is critical to the success of our business activities. Risks to which the Bank is exposed fall into one or more of the following categories:

1.Credit	4. Operational
2.Market	5. Reputational
3.Liquidity	6. Environmental
     The Bank’s Global Risk Management group is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. The framework is integrated with the Bank’s strategy and business planning processes. The effectiveness of this framework is enhanced by strong risk governance, which includes active participation of the Board of Directors, senior executive and business line management in the risk management process. The framework has four main components:
     Each of the components utilized within this risk management framework is continually reviewed and updated to ensure consistency with risk-taking activities.
     As an outcome of the processes used to identify and assess risk, the components of the risk management framework are reviewed and adjusted periodically to ensure they are relevant to the risk-taking activities and strategies of the Bank.
Scotiabank’s risk management framework
Policies & limits
Policies define the Bank’s overall risk appetite and are developed based on the requirements of regulatory authorities and input from the Board of Directors and senior executive management. Policies also provide guidance to the businesses and risk management units by setting the boundaries on the types of risks the Bank is prepared to assume.
     Limits are set for two purposes. First, limits ensure risk taking activities will achieve predictable results within the tolerances established by the Board of Directors and senior executive management. Second, limits establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines
Guidelines are the directives provided to implement policies as set out above. Generally, these describe the facility types, quantum and conditions under which the Bank is prepared to do business on an ongoing basis. These may change from time to time due to market or other circumstances. Risk taking outside of these guidelines is usually approved by either the Bank’s Senior Credit Committees, Market Risk Management & Policy Committee or Risk Policy Committee.
Processes & standards
Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation.
Measurement, monitoring and reporting
Measurement tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. Global Risk Management is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines.
     Reporting tools are also required to aggregate measures of risk across products and businesses for the purposes of ensuring compliance with policies, limits and guidelines and providing a mechanism for communicating the quantum, types and sensitivities of the various risks in the portfolio. This information is used by the Board and senior executive management to understand the Bank’s risk profile and the performance of the portfolio against defined goals.
     Internal Audit independently monitors the Bank’s risk management framework. Audit’s work includes an evaluation of the design and operating effectiveness of the Bank’s risk management framework, including compliance with policies and procedures and adherence to related internal controls over the identification, measurement, management, monitoring and reporting of risks.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
The Bank implements its risk management framework using a committee structure, as outlined below:
Risk Governance
Risks are managed within policies and limits approved by the Board of Directors and in accordance with the governance structure outlined below:
Board of Directors &/or Board Committees:
Reviews and approves risk management strategies, policies, standards and key limits.
Senior Management Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.
Senior Credit Committees: adjudicate corporate and commercial credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees that authorize major credit policy changes for retail and small business credits.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Reputational Risk Committee: reviews structured finance transactions, loans, merchant banking transactions, underwriting and other transactions or new products referred by business lines or the Senior Credit or Market Risk Management and Policy committees, to ensure that the Bank is, and is seen to be, acting legally with high ethical standards.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, and trading and investment portfolio decisions.
Strategic Transaction Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
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Credit Risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.
Credit risk management strategies setting out target markets and risk tolerances are developed at an all-Bank level, and then further refined at the business line level. These strategies are reviewed by the Risk Policy Committee, which in turn recommends the key overall strategies to the Executive and Risk Committee of the Board for approval on an annual basis. Once approved, the credit risk strategies form part of the policies that govern credit risk.
Corporate and Commercial
Portfolio management and risk diversification are key considerations used to determine policies and limits. Credit risk limits covering specified industries, countries, and single name/aggregation exposure are reviewed and approved by the Board of Directors annually and applied through the credit origination process.
     Consistent with the Board-approved limits, corporate and commercial credit exposures are segmented into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry. Borrower limits are set within the context of established guidelines for individual borrowers, particular industries, countries and certain types of lending to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss on borrower default. Risk is also mitigated through the selective sale of loans.
     The decision-making process for corporate and commercial credit exposures is intended to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. All significant credit requests are processed through the credit adjudication units of Global Risk Management for analysis and recommendation. Within the risk management framework, these credit units have defined authority levels appropriate to the size and risk of each transaction. Where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the request to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain transactions to the Risk Policy Committee. In certain cases, these must be referred to the Board of Directors.
     The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: analysis of the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; geopolitical risk; and the borrower’s management. Based on this assessment, a risk rating is assigned to the individual borrower or counterparty. A separate risk rating is also assigned at the facility level, taking into consideration additional factors that affect the amount of loss in the event of a default of the facility such as security, seniority of claim, structure and term. While the Bank applies different methodologies to arrive at risk ratings for the various unique portfolios, all risk ratings are assigned using the same 18-category risk rating system. The risk rating determines the level of seniority at which the credit decision can be made, and is an input to loan pricing, the assignment of economic capital and the computation of the general allowance for credit losses. The Bank periodically reassesses its risk rating methodologies and makes enhancements when necessary.
     In making credit adjudication decisions, a number of other factors are also considered, including industry and country limits, and single name and connection concentration limits. Various internal and external modeling techniques are used to supplement the risk analysis of individual borrowers and credit portfolios. In addition, a risk-adjusted return on equity profitability model is used to provide an assessment of each credit application to ensure the client and transaction structure offers an appropriate return for a given level of risk. For the corporate and domestic commercial portfolios, the Loan Portfolio Management Group independently reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
     Individual credit exposures are regularly monitored for any signs of deterioration by both the business line units and Global Risk Management. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgment of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a separate group within Global Risk Management for monitoring and resolution.
     Banking units and Global Risk Management review the various segments of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio and determine whether corrective action needs to be taken. These reviews include the examination of the risk to particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, the Executive and Risk Committee of the Board of Directors. The Risk Policy Committee makes recommendations to the Board of Directors or the
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Executive and Risk Committee regarding amendments to credit policies, including limit adjustments for various industries and countries.
Consumer
The decision-making process for consumer and small business loans is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is customer rather than product focused. We believe that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. Our adjudication software calculates the maximum debt for which the customer qualifies. This allows customers to choose the products that satisfy all of their credit needs. International Banking is developing systems and capturing data to develop a similar approach to underwriting and risk modeling.
     All significant credit scoring and policy changes proposed by the business line require analysis and recommendation by Global Risk Management, which is independent of the business line, and approval by the appropriate Senior Credit Committee. All credit scoring models are subject to ongoing validation and independent review by Global Risk Management.
Consumer credit portfolios are reviewed monthly to determine emerging trends in loan quality and to assess whether corrective action is required.
Portfolio review
Corporate and commercial
Scotia Capital’s performance trends continued to improve on a year-over-year basis, with the most significant improvements in loan losses and impaired loan formations in the U.S. portfolio. There are a number of factors contributing to this trend. The overall credit environment has improved. Also, the application of risk and portfolio management strategies has resulted in a decline in both existing problem loans and the formation of new problem loans.
     The domestic and international commercial portfolios remained in good condition, as loan loss provisions in both portfolios declined on a year-over-year basis.
     Overall, the credit quality of the Bank’s corporate and commercial portfolio has remained stable year over year.
Domestic retail
Overall credit quality in the consumer portfolio continued to be excellent. Total retail reportable delinquency (dollars of assets two or more months in arrears, divided by total outstanding assets) was 1.36%, virtually unchanged from last year. As well, the provision for credit losses in the domestic retail portfolio was 22 basis points of average assets, an improvement of one basis point from last year. Portfolio quality continues to benefit from high levels of security, with nearly 90% of retail loans being secured by an underlying asset such as a house or car. This high level of security reflects the growth in Scotia Total Equity Plan lending, where all products, even lines of credit and credit cards, are secured. Currently, 63% of the ScotiaLine line of credit and ScotiaLine VISA* portfolios are secured.
* VISA Int./Lic. User The Bank of Nova Scotia
International retail
Credit quality is at acceptable levels within the risk tolerances that have been set for our international retail portfolio. Total reportable retail delinquency rates and provisions for credit losses in this portfolio have been improving over the last five years. In 2005, delinquency rates and provisions remained within approved tolerance levels, notwithstanding the significant loan growth in the Scotiabank Inverlat portfolio.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are diversified, as shown in the following charts and in Tables 16 and 17 on pages 77 and 78. Table 16 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 42% of the total. Outside of Canada, Latin America has the largest concentration with 8% of the total. Table 17 shows loans and acceptances by type of borrower.

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Excluding loans to households, the largest concentrations are in financial services, real estate and construction, and wholesale and retail distribution with 5.5%, 3.5% and 3.0% respectively, of total loans and acceptances.
     The Bank actively monitors industry concentrations, currently focusing on those industries affected by higher oil and commodity prices, and the strengthening of the Canadian dollar. The North American automotive industry is a sector that the Bank is carefully monitoring, due to a number of challenges in both the manufacturer and supplier segments. The forestry industry is also exhibiting signs of stress. The Bank does not have significant concerns with the level of its exposure to either of these two industries, due to proactive decisions taken in previous years to mitigate risk exposures. As in the case of all industry concentra-tions, the Bank continues to closely monitor developing trends and take additional steps to mitigate risk as warranted.
Risk mitigation
To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2005, loan sales aggregated $655 million, compared to $630 million in 2004. At October 31, 2005, credit derivatives used to mitigate exposures in the portfolios aggregated $444 million, compared to $500 million at October 31, 2004.
Market Risk
Market risk is the risk of loss of value in the Bank’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and commodity and equity prices. The Bank assumes market risk in both its trading and non-trading (funding and investment) activities.
Interest rate risk is the risk of loss due to adverse changes in interest rates.
Foreign exchange risk is the risk of loss due to adverse movements in foreign currency rates.
Equity risk is the risk of loss due to adverse movements in the level of the equity markets or in individual equity prices.
Commodities risk is the risk of loss due to adverse changes in commodity rates and prices.
Credit spread risk is the risk of loss due to adverse changes in the market price of credit, or the creditworthiness of a particular issuer.

Funding	Investments	Trading
Interest rate risk	Interest rate risk	Interest rate risk
Foreign exchange risk	Foreign exchange risk	Foreign exchange risk
	Equities risk	Equities risk
	Credit spread risk	Commodities risk
Credit spread risk
Risk Measurement Summary
Value at Risk
Value at Risk (VAR) is an estimate, within a given level of statistical confidence, of the potential for loss of value that could result from holding a position for a specified period of time. For trading books, VAR is calculated daily at a 99% confidence level, for a one-day holding period, using historical simulations based on 300 days of market data. The quality of the Bank’s VAR is validated by ongoing back testing analysis, in which the VAR is compared to theoretical and actual profit and loss results. VAR is also used to evaluate risks arising in certain funding and investment portfolios.
Stress testing
VAR measures potential losses in normally active markets. Stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to over 50 stress tests on a daily basis, and over 200 stress tests on a monthly basis. From time to time, the Bank also evaluates risk in its investment portfolios, using stress tests based on specific market events.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset-sensitive position arises when more assets than liabilities are subject to rate changes.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
     The Board of Directors reviews and approves all-Bank market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and provide oversight over the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
     Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting and proposals for standards. The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk, stress testing, sensi-tivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques is noted in the Risk Measurement Summary on the previous page. Models are independently validated prior to implementation and are subject to formal periodic review.
     To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis by Global Risk Management and back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type. The Board also receives regular reports on key risk exposures and performance covering various business lines.
Funding and investment activities
Market risk arising from the Bank’s funding and investment activities are identified, managed and controlled through the Bank’s asset liability management processes. The Liability Committee meets weekly to review risks and opportunities, and evaluate performance.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.
     The table below shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2005, and the chart below illustrates trends in one-year interest rate gaps. As at October 2004, the Bank had a moderate one-year asset gap in Canadian dollars. During fiscal 2005, this asset gap exposure was increased in anticipation of higher interest rates. The Canadian dollar margin declined in 2005 as a result of a flattening of the yield curve, a shift in customer preferences toward lower yielding variable rate mortgages, and the funding of retail asset growth, in part through wholesale deposits.
Table 12 Interest rate gap

				Non-interest
Interest rate sensitivity position(1)	Within	3 to 12	Over	rate
As at October 31, 2005 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$122.1	$17.4	$45.8	$6.3	$191.6
Liabilities	107.3	23.7	42.9	17.7	191.6

Gap	14.8	(6.3)	2.9	(11.4)
Cumulative gap	14.8	8.5	11.4	—

Foreign currencies
Assets	91.0	8.8	15.6	7.0	122.4
Liabilities	100.9	4.1	1.5	15.9	122.4

Gap	(9.9)	4.7	14.1	(8.9)
Cumulative gap	(9.9)	(5.2)	8.9	—

Total
Gap	$4.9	$(1.6)	$17.0	$(20.3)
Cumulative gap	4.9	3.3	20.3	—

As at October 31, 2004:
Gap	$7.6	$(4.5)	$16.4	$(19.5)
Cumulative gap	7.6	3.1	19.5	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.
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     The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2005. These exposures were modest during the first half of the fiscal year and trended higher in the last half of the year. Overall, foreign currency margins decreased slightly in 2005.
     Based on the Bank’s interest rate positions at year end 2005, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $42 million over the next 12 months. During fiscal 2005, this measure has ranged between $41 million and $84 million. This same increase would reduce the after-tax present value of the Bank’s net assets by approximately $413 million. During fiscal 2004, this measure has ranged between $311 million and $413 million.
Foreign currency risk
Foreign currency risk arising from the Bank’s funding and investment activities includes that from the Bank’s net investments in self-sustaining foreign operations (subsidiaries, branches and associated corporations) and from its net corporate foreign currency positions. The Bank’s corporate foreign currency positions generally comprise foreign currency profits earned in its domestic and foreign branches.
The Bank’s exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit and is reviewed quarterly by the Liability Committee. When economically feasible, the Bank may hedge this exposure by funding the investments in the same currency, or with other financial instruments, including derivatives. In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations are recorded in the cumulative foreign currency translation account within shareholders’ equity. While gains/losses on net investments may increase/reduce the Bank’s capital, depending on the strength or weakness of the Canadian dollar against other currencies, the Bank’s regulatory capital ratios are not materially affected, since the risk-weighted assets of the foreign operations rise or fall in about the same proportion as the change in capital.
     The Bank is subject to foreign currency translation risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars and Mexican pesos, are projected over a number of future fiscal quarters. The Liability Committee assesses economic data and forecasts and decides on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments would normally include foreign currency spot and forward contracts, as well as foreign currency options. Some of these economic hedges may not qualify for hedge accounting under current accounting rules, so there is a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from corporate positions are recorded in earnings.
     The translation effect of the strengthening of the Canadian dollar on the Bank’s earnings is summarized on page 33. In the absence of hedging activity, a one per cent increase (decrease) in the Canadian dollar against all the currencies in which we operate, decreases (increases) our earnings by approximately $23 million before tax. A similar change in the Canadian dollar would decrease (increase) the foreign currency translation account in shareholders’ equity by approximately $81 million.
Investment portfolio risks
The Bank holds investment portfolios for liquidity, longer-term capital appreciation or attractive after-tax yields. These portfolios expose the Bank to interest rate, credit spread and equity risk. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
     As at October 31, 2005, the market value of the Bank’s investment portfolios was $1,035 million over book value, compared to a surplus of $1,048 million over book value at the end of fiscal 2004.
Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and aggregate VAR and stress testing limits. The Board reviews VAR and stress testing results quarterly. Within the Board-approved framework, the Market Risk Management and Policy Committee establishes detailed trading policies, product and risk limits, including VAR limits by business line.
     Global Risk Management independently develops, executes and analyzes stress testing, sensitivity analysis, VAR calculations and valuation processes; develops models used for limit monitoring and financial reporting purposes; and reviews and participates in new product development. Models and policies are subject to formal periodic review.
     Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VAR and limit
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compliance reporting to business unit management and executive management for evaluation and action where appropriate.
     In fiscal 2005, the one-day VAR for trading activities averaged $7.6 million, compared to $8.8 million in 2004. The decline in VAR was due primarily to reduced interest rate risk. The following table shows the VAR by risk factor.
One-day VAR by risk factor ($ millions)

	2005				2004
	Year				Year
	end	Avge.	High	Low	end	Avge.	High	Low

Interest rate	4.6	6.0	13.0	3.1	3.6	7.9	19.5	2.6

Equities	4.3	3.9	6.0	1.7	4.0	4.3	8.3	2.1

Foreign exchange	1.0	2.0	6.9	0.2	1.5	1.4	3.2	0.2

Commodities	1.7	1.0	2.5	0.1	0.7	0.8	1.8	0.4

Diversification effect	(5.0)	(5.3)	N/A	N/A	(4.5)	(5.6)	N/A	N/A

All-Bank VAR	6.6	7.6	15.9	4.9	5.3	8.8	19.0	4.2
     The histogram below shows the distribution of daily trading revenue for fiscal 2005. Trading revenue averaged $3.6 million per day, compared to $3.0 million for 2004. Revenue was positive on more than 95% of trading days during the year, compared to 92% in 2004. During the year, the largest single day loss was $4.0 million.
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted earlier under Trading Activities. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Note 23 to the consolidated financial statements on page 125 summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type. Over half of the notional value of the Bank’s derivative instruments mature within one year, while 88% mature within five years. Investment grade counterparties account for 85% of the credit risk amount arising from the Bank’s derivative transactions, compared to 88% last year.
     The Bank’s use of credit derivatives increased year over year, as notional principal amounts rose by $2.3 billion to $21.1 billion. The growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. Net credit derivative trading exposures were not significant. The Bank also transacts credit derivatives in its investment and loan portfolios. Credit protection sold is used as an alternative to bond or loan assets, while credit protection bought is used to manage credit exposures. As at October 31, 2005, the notional value of credit default swaps sold in the investment and credit portfolios was $0.4 billion and the notional value bought was $0.4 billion.

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     Derivative products used for asset/liability management (non-trading) purposes are economic hedges. They must meet specified designation, documentation and effectiveness testing requirements to qualify for hedge accounting treatment. Further details on the accounting for derivatives can be found in Note 1 of the 2005 consolidated financial statements on page 98.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign off by trading management, Global Risk Management, Taxation, Finance and Legal Departments. All large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.
Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.
Managing liquidity risk is essential to maintaining the confidence of depositors and counterparties. It is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
     The key elements of the framework used to manage liquidity risk are:
•	Setting limits to control the key elements of risk — Limits are in place for net cash outflows over specified short-term time horizons, as well as for minimum liquid asset inventories.

•	Measuring and forecasting cash commitments — On- and off-balance sheet cash flows are monitored on a daily basis.

•	Diversifying funding sources — The Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•	Maintaining appropriate holdings of core liquid assets — The Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market or enterprise specific environments. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

•	Conducting regular liquidity crisis stress testing — The Bank performs liquidity crisis stress testing on a quarterly basis to evaluate the effect of extreme market or enterprise specific conditions on the Bank’s liquidity.

•	Maintaining liquidity contingency plans — The Bank’s liquidity contingency plan provides the framework from which to determine appropriate action plans in the event of a liquidity crisis.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in Table 13 on page 68. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2005, liquid assets were $82 billion (2004 —$69 billion), equal to 26% of total assets versus 25% the previous year. These assets consist of securities, 75% (2004 — 75%), and cash and deposits with banks, 25% (2004 — 25%).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2005, total assets pledged or sold under repurchase agreements were $48 billion (2004 — $33 billion). The year-over-year increase was due to a higher level of securities sold under repurchase agreements, as well as to an increase in assets pledged with respect to securities borrowed and securities lent.
Funding
The Bank ensures that its funding sources are well-diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core
Scotiabank 2005 Annual Report 67

MANAGEMENT’S DISCUSSION AND ANALYSIS
deposits of the Bank’s retail and commercial clients, were $152 billion as at October 31, 2005, versus $146 billion last year. This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2005, the Bank’s core funds represented 48% of total funding (2004 — 52%).
Contractual obligations
The table on the right provides aggregated information about the Bank’s contractual obligations as at October 31, 2005, which affect the Bank’s liquidity and capital resource needs. The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), other short-term financing arrangements, lending commitments and pension and other retirement benefit obligations, which are discussed in Notes 10, 22, 21 and 17, respectively, of the 2005 consolidated financial statements.
     The Bank has a number of note issuance programs to broaden its base of term funding. The Bank raises term funding through a number of different issuance programs in order to diversify its sources of funds. In 2005, the Bank issued $2,936 million in euro-medium term notes, $5,243 million in the domestic market and $733 million of Yankee certificates of deposit and other instruments. Subordinated debentures are issued periodically as part of the Bank’s capital funding program. There was no change in the amount of subordinated debentures outstanding in 2005.
     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
Contractual Obligations

	Under			Over
($ millions)	1 year	1-3 years	4-5 years	5 years	Total

Term funding
Wholesale deposit notes	3,453	7,973	2,892	498	14,816
Euro MTN	2,356	3,622	1,194	—	7,172
Subordinated debentures	—	295	—	2,302	2,597
Other long-term liabilities	—	386	350	518	1,254

Subtotal	5,809	12,276	4,436	3,318	25,839
Operating leases	152	227	142	194	715
Outsourcing obligations	199	321	177	472	1,169

Total	6,160	12,824	4,755	3,984	27,723
     The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $176 million in 2005.
     The Bank has entered into two major outsourcing contracts. The largest is a seven-year contract with IBM Canada signed in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, ABMs and desktop computing environment. This contract was expanded in 2005 to include data centre operations in the Caribbean and Central America and Mexico. The second is a three-year contract, with two optional five-year renewals, signed in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. Both outsourcing contracts are cancellable with notice.
Capital commitments
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
Table 13 Liquidity

For the fiscal years ($ millions)	2005	2004	2003	2002	2001

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$481	$356	$647	$868	$1,062
Deposits with other banks	1,770	1,255	1,382	686	1,124
Securities	39,361	32,211	34,234	30,310	25,284
Call and short loans	—	—	—	—	—

	41,612	33,822	36,263	31,864	27,470

Foreign currency liquid assets
Cash and deposits with Bank of Canada	3,142	2,624	2,388	2,370	2,147
Deposits with other banks	15,112	12,920	16,163	16,348	15,827
Securities	22,180	19,344	20,254	16,194	17,702
Call and short loans	—	—	—	—	291

	40,434	34,888	38,805	34,912	35,967

Total liquid assets
Cash and deposits with Bank of Canada	3,623	2,980	3,035	3,238	3,209
Deposits with other banks	16,882	14,175	17,545	17,034	16,951
Securities	61,541	51,555	54,488	46,504	42,986
Call and short loans	—	—	—	—	291

	$82,046	$68,710	$75,068	$66,776	$63,437

Liquid assets as a % of total assets	26.1%	24.6%	26.3%	22.5%	22.3%

68 Scotiabank 2005 Annual Report

RISK MANAGEMENT
     Total capital expenditures were $171 million in 2005, up from $158 million in 2004. For 2005, 36% of this spending was technology-related, particularly for branch equipment, new ABMs and computer hardware. Real estate spending comprised the remaining 64% of capital expenditures for 33 new branches and offices, and the renovation or expansion of existing locations.
Operational Risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.
The Bank has developed policies, standards and assessment methodologies to ensure that operational risk is appropriately identified, managed and controlled. The governing principles and fundamental components of the Bank’s operational risk management approach consist of:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed.

•	A robust internal control environment.

•	An effective organization structure through which operational risk is managed, including:
•	A Board of Directors responsible for sound corporate governance.

•	Executive management who have clearly defined areas of responsibility.

•	A central operational risk management unit responsible for developing methods to identify, assess and monitor operational risks.

•	Independent specialist units responsible for developing methods to control/mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks.

•	Separation of duties between key functions.

•	An independent internal audit department responsible for verifying, through regular risk-based audits, that significant risks are identified and assessed, and for determining whether appropriate controls are in place to ensure that overall risk is at an acceptable level.
•	A program designed to promote compliance and manage compliance risk through an estabished network and a process that includes the conduct of compliance risk assessments, implementation of policies and procedures, training, monitoring and issue resolution.

•	An operational risk management framework, consisting of processes and controls to identify, assess, monitor and manage operational risk, such as risk control self-assessments, measurement and reporting of operational risk, business continuity planning, and risk mitigation through insurance, where feasible and appropriate.
The Bank’s central operational risk management unit is part of Global Risk Management, and is responsible for:
•	The Bank’s risk control self-assessment program, which entails formal reviews of significant operations to identify and assess operational risks. This program provides a basis for management to ensure that appropriate and effective controls and processes are in place on an ongoing basis to mitigate operational risk and, if not, that appropriate corrective action is being taken. Where appropriate, business line management develops action plans to mitigate identified risks. Results of these reviews are summarized and reported to executive management.

•	The Bank’s centralized operational loss event database, which captures key information on operational losses. The scope of operational loss event data captured within the centralized database continues to be enhanced. This data is analyzed, benchmarked against external data, and reported to executive management.
Reputational Risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s business practices, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.
Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal Department, Corporate Secretary, Public, Corporate & Government Affairs and Compliance departments, and the Bank’s Reputational Risk Committee, are particularly oriented to the management of reputational risk.
Scotiabank 2005 Annual Report 69

MANAGEMENT’S DISCUSSION AND ANALYSIS
     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. The Bank has an established, Board-approved Reputational Risk Policy, as well as a policy and procedures for managing reputational and legal risk relative to structured finance transactions. Global Risk Management plays a significant role in the identification and management of this reputational risk related to credit underwriting. Identified reputational risk issues are referred to the Reputational Risk Committee for adjudication. In addition, the Reputational Risk Committee is available to support other risk management committees and business units with their assessment of reputational risk associated with products and transactions.
     The Committee considers a broad array of factors when assessing transactions, to ensure that they meet high ethical standards. These factors include: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the trans-action on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
     The Committee may impose conditions on customer trans-actions, including customer disclosure requirements to promote transparency in financial reporting, to ensure that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental Risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.
To safeguard the Bank and the interests of its stakeholders, Scotiabank implemented an environmental policy in 1991 which, with Board approval, has been periodically updated. This policy — which guides our day-to-day operations, lending practices, supplier agreements and the management of our real estate holdings — is supplemented by specific policies and practices relating to individual business lines.
     The Scotiabank Environmental Lending Policy ensures appropriate consideration is given to environmental risks associated with the business operations of each borrower. Such considerations are factored into the Bank’s credit evaluation procedures. Global Risk Management has primary responsibility for establishing the processes and standards associated with this risk. Decisions are taken in the context of the risk management framework discussed on page 57.
     In 2005, the Bank’s environmental risk practices in the area of project finance were further enhanced with the adoption of the Equator Principles. These are environmental and social guidelines for project finance transactions with a capital cost of US$50 million or higher, set by the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.
     Environmental concerns also play a prominent role in shaping our real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. In order to further reduce the Bank’s environmental footprint, we are in the process of developing and implementing more definitive management processes on energy and paper use.
     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements, such as the Government of Canada’s Climate Action Plan, through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank recognizes that climate change is a leading environmental risk for the Bank, for our customers and Canadians more generally. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role of banks in helping to address the issues of climate change, protection of biodiversity, and promotion of sustainable forestry practices, and we are currently in the process of reviewing our policies in these areas.
     For more information on Scotiabank’s environmental policies and practices, please refer to our annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com.
70 Scotiabank 2005 Annual Report

CONTROLS AND ACCOUNTING POLICIES
Controls and accounting policies
Controls and procedures
Management’s responsibility for financial information contained in this Annual Report is described on page 92. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed this Annual Report, and the Board of Directors has reviewed and approved this Annual Report prior to its release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information about the Bank and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on the Bank’s website.
     As of October 31, 2005, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of, and with the participation of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). In addition, the Bank’s management has assessed whether, during the 2005 fiscal year, there have been any significant changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Bank’s management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. Internal control over financial reporting is a process designed by, or under the supervision of, senior management, to provide reasonable assurance regarding the reliability of financial reporting and prepa-ration of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles.
     The Bank’s management, including the CEO and the CFO, does not expect that the Bank’s disclosure controls or internal control over financial reporting will prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Bank have been detected. The Bank is continually evolving and enhancing its systems of controls and procedures.
     Based on the evaluation of disclosure controls and assessment of changes in internal control over financial reporting, the CEO and the CFO have concluded that, subject to the inherent limitations noted above:
•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank is made known to management on a timely basis, and is fairly presented in all material respects in this Annual Report; and

•	during the 2005 fiscal year, to the best of their knowledge and belief, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
     Current SEC rules will require the CEO and CFO to certify annually that they have evaluated the effectiveness of the design and operation of internal control over financial reporting and to provide an annual report on internal control over financial reporting. During 2005, the application of this rule was deferred and will be applicable to the Bank for the fiscal year ending October 31, 2006. In addition, a similar requirement is expected to be introduced by the Canadian securities regulatory authorities commencing in 2007. The Shareholders’ Auditors will be required to attest to and report on management’s assessment. A significant effort is under way to meet this new reporting requirement.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this Annual Report. The significant accounting policies used in preparing the Bank’s consolidated financial statements are summarized in Note 1 to those statements. Certain of those policies are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because they require management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances.
Scotiabank 2005 Annual Report 71

MANAGEMENT’S DISCUSSION AND ANALYSIS
Allowance for credit losses
The allowance for credit losses adjusts credit-related assets for probable incurred credit losses to their estimated net realizable value and is comprised of both specific allowances and a general allowance. Management determines the allowance for credit losses based upon its best estimate of the probable incurred credit-related losses existing in the portfolio of deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. Management reviews credit quality on a regular basis in order to determine the adequacy of the allowance for credit losses. This process inherently involves the use of many estimates and subjective judgments at many levels, including identifying credits that are impaired, considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes to these estimates, or the use of different but also reasonable judgments and estimates, could have a direct impact on the provision for credit losses and could result in a change in the related allowance.
     In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on evidence available about the individual borrower. If there is no longer reasonable assurance that interest and principal payments will be paid on a timely basis, the loan will be classified as impaired. In estimating net realizable value, the amount and timing of future cash flows, the fair value of any underlying security placed as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors are taken into consideration.
     Specific allowances are determined on a group basis for homogenous portfolios, including credit card loans, certain personal loans and certain international residential mortgages. A formula method is used that takes into account recent loss experience to estimate the probable losses inherent in the portfolio.
     With the improvement in credit quality in the loan portfolio, particularly in Scotia Capital, management’s best estimate of incurred losses on impaired loans resulted in a reduction in the specific provisions for credit losses in 2005 compared to 2004.
     The general allowance is an estimate of probable incurred losses inherent in the portfolio of loans and loan commitments that have not yet been specifically identified on an individual basis as impaired. The methodology used to determine the appropriate level of the general allowance is based on numerous factors, including historical default probabilities, loss severity in the event of default and exposure at default. The Bank applies estimates of these parameters in an internally developed model to arrive at an initial quantitative estimate of the general allowance. Any material change in the above parameters or assumptions would affect the range of expected credit losses and consequently may affect the general allowance level. If either the probability of default or the loss severity parameters for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $65 million (2004 – $60 million).
     Senior management then forms a judgment as to whether adjustments are necessary to the initially calculated amounts for the general allowance, to take account of portfolio conditions not reflected in historically-based credit parameters. Considerations include observable data, such as economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies. The estimated general allowance is reviewed each quarter to ensure the amount is appropriate in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.
     The mix of certain of the economic trends and business conditions factored in the general allowance calculation were more favourable this year, consistent with the improved credit conditions and the credit quality of the portfolio. This led to a net reduction to the general allowance in 2005 of $45 million (2004 — $100 million). The general allowance may be further reduced in 2006 if the positive trends in economic and business conditions continue.
Fair value of financial instruments
The Bank’s trading portfolios, which are primarily comprised of securities and derivatives held for trading purposes, are carried at fair value on the Consolidated Balance Sheet. Changes in the fair values of trading instruments are recognized immediately in the Consolidated Statement of Income (see Note 1 for further details on significant accounting policies).
     Trading securities are normally valued using quoted market prices. Most trading derivatives, which include customer-driven transactions and those undertaken for proprietary positions, are valued using quoted market prices or valuation models which incorporate independent and observable market parameters. These market inputs can include interest rate yield curves, foreign exchange rates and option volatilities. At October 31, 2005, 99% (2004 — 99%) of the Bank’s trading securities were valued using quoted market prices. The gross fair value of trading derivatives based on quoted market prices or observable market parameters was 98% at October 31, 2005 (2004 — 97%).
72 Scotiabank 2005 Annual Report

CONTROLS AND ACCOUNTING POLICIES
     Where quoted market prices are not available, fair values are usually determined using present value or other techniques based on observable interest rates, foreign exchange rates, credit spreads and equity prices. Management’s judgment on valuation inputs may be necessary when observable market data is not readily available. Management also applies judgment in the selection of valuation models, as well as consideration, on a portfolio basis, of customer credit risk and ongoing direct costs in the determination of fair value. Uncertainty in the estimates applied can affect the fair value and financial results recorded; however, the impact of any change in these estimates is not expected to be significant.
Other-than-temporary impairment of investment securities
Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities that are held at cost or, in the case of debt securities, at amortized cost, are reviewed quarterly to determine whether the fair value is below the current carrying value. In circumstances where management determines that an other-than-temporary impairment of an investment security has occurred, the carrying value of the security is written down to its estimated net realizable value. To assess if an other-than-temporary impairment has occurred, management must make certain judgments and estimates and considers factors such as the type of investment, the length of time and extent to which the fair value of a security has been below its carrying value, prospects for recovery in fair value, and the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, management must form a judgment as to the estimated net realizable value of the security. In making this estimate, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security.
     As at October 31, 2005, the gross unrealized gains on individual investment securities were $1,304 million, and the gross unrealized losses were $145 million, combining for a net unrealized gain of $1,159 million before related derivative and other hedge amounts ($1,035 million after related derivative and other hedge amounts). Management does not expect these losses to be realized, as they have been judged to be temporary in nature. Other-than-temporary impairments in value are recorded in net gains on investment securities in other income in the Consolidated Statement of Income.
Pensions and other employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations.
     The cost of these employee future benefits is actuarially determined each year and is dependent upon a number of best estimate assumptions made by management. These assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, turnover of employees, mortality and the retirement age of employees. Management applies judgment in the selection of these assumptions taking into consideration, among other things, expectations regarding future economic trends and business conditions, including inflation rates. As well, management reviews historical investment returns, salary increases and health care costs. These assumptions are reviewed and approved annually by management.
     The discount rate used for measuring the benefit obligation is another critical assumption used to calculate the cost of employee future benefits, although this rate is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with a duration similar to the benefit obligation. Thus, management applies little judgment in selecting this rate.
     Actual experience will differ from the assumptions made by management, resulting in a net actuarial gain or loss that will cause the benefit expense for future years to increase or decrease. In accordance with Canadian GAAP, the difference is amortized into income over future periods, rather than being recognized immediately in income. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 11 to 22 years for the Bank’s principal pension plans and 7 to 27 years for the Bank’s principal other benefit plans.
     Note 17 of the 2005 consolidated financial statements on pages 114 — 115 discloses management’s key assumptions, along with a sensitivity analysis of changes in these assumptions on both the benefit obligation and the benefit expense. Note 1 on pages 98 to 102 of the 2005 consolidated financial statements contains further details on the significant accounting policies underlying accounting for employee future benefits. The management assumption with the greatest sensitivity impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2005 would have been $38 million higher (lower). Over the past 10-year period, the actual annualized rate of return of 10.7% on the assets of the Bank’s main pension plan exceeded the assumed annualized rate by 3.2%.
Scotiabank 2005 Annual Report     73

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate income taxes
Management uses judgment in determining the provision for income taxes and future income tax assets and liabilities. The provision for income taxes is calculated based on the expected income tax consequences of transactions and events during the period. Tax legislation for each country in which the Bank operates must be interpreted and assumptions made about the expected timing of the reversal of temporary differences that result from the different treatment of items for tax and accounting purposes. If the actual timing of the reversals of the future tax asset and liabilities differs from the expected timing or if management’s interpretations of the legislation differ from those of the tax authorities, the provision for income taxes could increase or decrease in future periods. In addition, management is required to assess whether it is more likely than not that the future income tax assets will be realized prior to expiration and consequently determine if a valuation allowance is required. Total gross future tax assets relating to subsidiaries’ unused income tax losses arising in prior years were $180 million as at October 31, 2005 (2004 – $180 million), for which the Bank established a valuation allowance of $75 million (2004 – $84 million) due to the uncertainty in realizing these losses. The Bank will adjust the valuation allowance if and when there is greater certainty of realizing this future tax asset.
     The Bank’s total net future income tax asset, including the net amount for tax loss carryforwards, was $1,233 million as at October 31, 2005 (2004 – $999 million). This year’s increase related primarily to deferred compensation expense and the allowance for credit losses. Note 1 on pages 98 to 102 of the 2005 consolidated financial statements contains further details on the significant accounting policies underlying accounting for income taxes, and Note 16 on page 113 provides further information with respect to the Bank’s provisions for income taxes.
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs). Further details are provided on page 48 in the Off-balance sheet arrangements section. Management needs to exercise judgment to determine if the VIEs are required to be consolidated. This process involves understanding the arrangements; determining whether the entity is considered a VIE under the accounting rules; and, determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both, and thus who should consolidate the entity. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows. Further details with respect to the Bank’s involvement with VIEs are provided in Note 6 to the consolidated financial statement on page 106.
Changes in accounting policies
The Bank’s significant accounting policies are set out in Note 1 on pages 98 to 102 of the 2005 consolidated financial statements. Included within that note is a description of the changes in accounting policies required to be adopted in 2005 in response to new accounting standards.
•	Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the Canadian Institute of Chartered Accountants (CICA), which requires prospective consolidation of variable interest entities (VIEs) by the primary beneficiary. On adoption, the Bank assessed that it was the primary beneficiary of multi-seller commercial paper conduit programs that it administers and consolidated these conduits in its financial statements. As a result, investment securities, personal and credit card loans, and other liabilities on the Consolidated Balance Sheet increased on the date of adoption by $5 billion, $3 billion, and $8 billion, respectively. As well, the Bank assessed that it was not the primary beneficiary of Scotiabank Capital Trust and deconsolidated this entity. In so doing, the Bank reclassified $1.5 billion of obligations to business and government deposit liabilities from capital instrument liabilities in the Consolidated Balance Sheet. There were other VIEs that the Bank consolidated on adoption of this new guideline, but the resulting increase in total assets and liabilities was insignificant.
•	Effective November 1, 2004, the Bank, as required, retroactively adopted, with restatement of prior periods, a new pronouncement issued by the CICA amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires that a financial instrument of the Bank that must or can be settled by issuing a variable number of the Bank’s own equity instruments be presented as a liability rather than as equity.
74 Scotiabank 2005 Annual Report

CONTROLS AND ACCOUNTING POLICIES
This pronouncement affected $2 billion of Scotiabank Trust Securities issued through BNS Capital Trust and Scotiabank Capital Trust, and $250 million of preferred shares issued by Scotia Mortgage Investment Corporation. These instruments were retroactively reclassified from non-controlling interest in subsidiaries and shareholders’ equity, respectively, to capital instrument liabilities. As well, effective November 1, 2004, in accordance with the new VIE accounting requirements discussed above, $1.5 billion of these Scotiabank Trust Securities were reclassified prospectively to deposit liabilities in the Consolidated Balance Sheet.
     These accounting policy changes did not affect net income available to common shareholders, earnings per share, or the Bank’s risk-based regulatory capital ratios.
Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors and officers at market terms and conditions. Effective March 1, 2001, in Canada, the Bank discontinued the prior practice of granting loans to officers and employees at reduced rates. Any loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those foreign units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $5.1 million as at October 31, 2005 (2004 – $4.5 million), and loans to directors totaled $1.0 million (2004 – $0.5 million).
     Directors can use some or all of their director fees earned to buy common shares at market rates through the Directors’ Share Purchase Plan. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 15 of the consolidated financial statements on page 111).
     The Bank may also enter into commercial arrangements with companies controlled by directors. These commercial arrangements are conducted at market terms and conditions, and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $550 million as at October 31, 2005 (2004 – $587 million), while actual utilized amounts were $311 million (2004 – $408 million).
     The Bank has various processes in place to ensure that the related party information is identified and reported to the Audit and Conduct Review Committee (ACRC) of the Board of Directors on a semi-annual basis. The oversight provided by the ACRC meets the requirements of the Bank Act. The ACRC has the responsibility for reviewing policies and practices of the Bank for identifying transactions with its related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in generally accepted accounting principles. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
     The Bank’s Audit Department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures with respect to the identification, authorization and reporting of related party transactions are appropriately designed and operating effectively.
Scotiabank 2005 Annual Report 75

MANAGEMENT’S DISCUSSION AND ANALYSIS
Supplementary Data
Credit Risk
Table 14 Geographic distribution of earning assets

	2005
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2004	2003	2002	2001

North America
Canada	$187.2	64.2%	$166.9	$158.5	$147.8	$135.3
United States	32.5	11.1	25.0	34.1	46.4	43.1

	219.7	75.3	191.9	192.6	194.2	178.4

Europe
United Kingdom	6.8	2.3	7.4	8.1	10.2	10.4
Germany	2.0	0.7	3.5	2.9	2.8	3.5
Ireland	4.0	1.4	2.0	1.4	1.6	1.4
France	1.9	0.7	1.1	1.5	1.4	1.5
Netherlands	1.7	0.6	0.8	1.5	1.1	1.0
Other	4.2	1.4	3.4	4.8	5.0	5.6

	20.6	7.1	18.2	20.2	22.1	23.4

Asia
India	1.5	0.5	2.0	1.1	1.1	1.1
Malaysia	1.8	0.6	1.4	1.5	1.6	1.7
South Korea	1.7	0.6	1.4	1.8	2.3	1.5
Japan	1.0	0.3	1.1	1.7	1.6	1.4
Hong Kong	1.4	0.5	0.9	1.0	1.2	1.4
Other	2.7	1.0	2.4	2.0	2.2	1.9

	10.1	3.5	9.2	9.1	10.0	9.0

Caribbean
Jamaica	2.8	1.0	3.0	2.6	3.4	3.2
Puerto Rico	1.7	0.6	1.9	2.1	2.6	2.4
Bahamas	1.8	0.6	1.7	1.7	1.8	1.7
Trinidad & Tobago	1.7	0.5	1.5	1.6	1.7	1.7
Other	6.1	2.1	6.7	6.4	6.9	5.2

	14.1	4.8	14.8	14.4	16.4	14.2

Latin America
Mexico	20.4	7.0	18.7	18.2	20.3	19.7
Chile	3.2	1.1	3.3	3.4	3.6	3.0
Argentina	—	—	—	—	0.2	3.7
Other	3.8	1.3	3.5	3.7	3.7	3.9

	27.4	9.4	25.5	25.3	27.8	30.3

Middle East and Africa	1.1	0.4	0.7	0.4	0.5	0.4

General allowance(1)	(1.3)	(0.5)	(1.4)	(1.5)	(1.5)	(1.5)

Total	$291.7	100.0%	$258.9	$260.5	$269.5	$254.2

(1)	As at October 31.

*	Certain comparative amounts in this report have been reclassified to conform with current year presentation.
76       Scotiabank 2005 Annual Report

\

SUPPLEMENTARY DATA
Table 15 Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2005	2004
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates (3)	Other	Total	Total

Asia
South Korea	$350	$—	$330	$586	$—	$12	$1,278	$1,358
Japan	630	79	109	433	—	91	1,342	1,238
Malaysia	438	—	3	514	137	15	1,107	1,181
India	650	—	546	75	—	11	1,282	1,369
Hong Kong	297	—	81	529	—	48	955	818
China	2	40	629	26	—	4	701	813
Other(2)	305	65	119	228	—	27	744	961

	2,672	184	1,817	2,391	137	208	7,409	7,738

Latin America
Mexico	1,083	—	60	648	1,445	36	3,272	3,076
Brazil	29	—	320	400	—	2	751	789
Chile	492	—	4	—	277	—	773	839
Venezuela	2	—	6	88	75	—	171	202
Argentina	—	—	—	34	—	—	34	21
Other(4)	1,191	8	74	69	238	—	1,580	1,352

	$2,797	$8	$464	$1,239	$2,035	$38	$6,581	$6,279

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, The Philippines, Singapore, Taiwan and Thailand.

(3)	Excludes goodwill of $116 (2004 — $104) in Chile, and $129 (2004 — nil) in El Salvador.

(4)	Includes Colombia, Costa Rica, El Salvador, Panama, Peru and Uruguay.
Table 16 Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2005	2004	2003	2002	2001	2005	2001

Canada
Atlantic provinces	$12.1	$11.3	$10.0	$9.4	$9.3	7.0%	5.9%
Quebec	9.8	8.4	7.9	7.1	6.9	5.6	4.4
Ontario	72.4	66.5	60.8	55.5	51.5	41.7	32.8
Manitoba and Saskatchewan	5.3	5.1	5.0	4.8	4.8	3.1	3.0
Alberta	14.7	13.7	11.7	11.1	11.1	8.4	7.0
British Columbia	14.2	13.3	12.8	12.3	12.2	8.2	7.8

	128.5	118.3	108.2	100.2	95.8	74.0	60.9

International
United States	8.8	9.8	13.8	21.5	21.5	5.1	13.7
Europe	7.3	6.1	8.0	10.8	10.3	4.2	6.6
Caribbean	10.1	10.1	10.2	11.6	10.6	5.8	6.7
Asia	5.5	4.4	4.6	4.9	5.2	3.2	3.3
Latin America	13.7	12.2	12.2	13.1	15.0	7.9	9.5
Middle East and Africa	1.0	0.6	0.4	0.3	0.3	0.6	0.2

	46.4	43.2	49.2	62.2	62.9	26.8	40.0

General allowance(1)	(1.3)	(1.4)	(1.5)	(1.5)	(1.5)	(0.8)	(0.9)

Total loans and acceptances	$173.6	$160.1	$155.9	$160.9	$157.2	100.0%	100.0%

(1)	As at October 31.
Scotiabank 2005 Annual Report       77

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 17 Loans and acceptances by type of borrower

Excludes reverse repos	2005
As at September 30 ($ billions)	Balance	% of total2005	2004	2003	2002

Loans to households
Residential mortgages	$74.6	43.0%	$68.3	$60.4	$55.9
Personal loans	34.2	19.7	29.8	25.6	22.9

	108.8	62.7	98.1	86.0	78.8

Loans to businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	2.9	1.7	3.1	2.6	3.8
Mining and primary metals	2.8	1.6	3.0	3.3	4.0
Food and beverage	2.3	1.3	2.3	2.5	3.1
Agriculture	2.2	1.3	2.2	2.3	2.3
Forest products	1.8	1.0	1.4	1.6	2.6
Electrical and other machinery	1.2	0.7	1.3	1.6	2.2
Other resource and manufacturing	5.2	3.0	4.7	5.5	6.3

	18.4	10.6	18.0	19.4	24.3
Banks and other financial services	9.5	5.5	7.5	6.5	7.9
Real estate and construction	6.1	3.5	5.5	7.0	7.2
Wholesale and retail distribution, excluding automotive	5.2	3.0	5.4	5.7	5.1
Automotive manufacturing and distribution	4.5	2.6	4.6	4.8	5.0
Transportation	4.0	2.3	3.6	3.8	4.8
Hotels	2.5	1.4	2.4	2.9	3.0
Business services	1.8	1.0	1.5	1.9	2.2
Government	1.6	0.9	1.7	1.7	1.3
Utilities	1.5	0.9	1.9	2.8	4.6
Media	1.5	0.9	1.7	2.5	2.9
Telecommunications and cable	1.4	0.8	2.0	3.2	4.8
Leisure and amusements	1.2	0.7	1.7	2.1	2.4
Other services	6.9	4.0	5.9	7.1	8.1

	66.1	38.1	63.4	71.4	83.6

	174.9	100.8	161.5	157.4	162.4
General allowance(1)	(1.3)	(0.8)	(1.4)	(1.5)	(1.5)

Total loans and acceptances	$173.6	100.0%	$160.1	$155.9	$160.9

(1)	As at October 31.
Table 18 Off-balance sheet credit instruments

As at October 31 ($ billions)	2005	2004	2003	2002	2001

Commitments to extend credit	$99.9	$104.2	$110.5	$127.0	$132.6
Standby letters of credit and letters of guarantee	15.8	14.4	14.2	14.8	11.5
Securities lending, securities purchase commitments and other	9.3	4.8	7.7	5.9	4.9

Total	$125.0	$123.4	$132.4	$147.7	$149.0

Table 19 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2005	2004	2003	2002	2001

Domestic
Retail	0.22%	0.23%	0.26%	0.28%	0.28%
Commercial	0.23	0.53	0.32	0.41	0.47

	0.22	0.28	0.27	0.30	0.31

International(1)	0.23	0.23	0.23	1.41	0.77
Scotia Capital(2)	(0.31)	0.42	1.60	3.04	1.74

Weighted subtotal — specific provisions	0.14	0.27	0.48	1.05	0.68
General provision	(0.02)	(0.05)	—	—	0.10

Weighted total	0.12%	0.22%	0.48%	1.05%	0.78%

(1)	Includes reversals of $64 in 2003 and charges of $454 in 2002 relating to Argentina, including cross-border exposure.

(2)	Corporate banking only.
78       Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA
Table 20 Changes in net impaired loans(1)

As at October 31 ($ millions)	2005	2004	2003	2002	2001

Gross impaired loans
Balance at beginning of year	$2,200	$3,241	$3,987	$4,439	$2,741
New additions	1,263	1,774	2,634	4,843
Declassifications, payments and loan sales	(1,034)	(1,680)	(1,936)	(1,789)

Net additions	229	94	698	3,054	1,820
Acquisition of subsidiaries	64	—	—	—	906
Disposal of Scotiabank Quilmes operations(2)	—	—	—	(1,006)	—
Writeoffs	(650)	(982)	(927)	(2,376)	(1,165)
Foreign exchange and other	(23)	(153)	(517)	(124)	137

Balance at end of year	1,820	2,200	3,241	3,987	4,439

Specific allowance for credit losses
Balance at beginning of year	1,321	1,719	1,892	2,705	1,502
Acquisition of subsidiaries	59	—	—	—	919
Specific provision for credit losses	275	490	893	2,029	1,250
Disposal of Scotiabank Quilmes operations(2)	—	—	—	(504)	—
Writeoffs	(650)	(982)	(927)	(2,376)	(1,165)
Recoveries	205	158	164	169	123
Foreign exchange and other(3)	(71)	(64)	(303)	(131)	76

Balance at end of year	1,139	1,321	1,719	1,892	2,705

Net impaired loans
Balance at beginning of year	879	1,522	2,095	1,734	1,239
Net change in gross impaired loans	(380)	(1,041)	(746)	(452)	1,698
Net change in specific allowance for credit losses	182	398	173	813	(1,203)

Balance at end of year	681	879	1,522	2,095	1,734
General allowance for credit losses	1,330	1,375	1,475	1,475	1,475

Balance after deducting general allowance	$(649)	$(496)	$47	$620	$259

(1)	Excludes net impaired loans pertaining to designated emerging markets in years prior to 2004.

(2)	Includes foreign exchange impact.

(3)	Includes $2 transferred from other liabilities in 2005, and $23 reclassified from country risk allowance and $8 transferred to other liabilities in 2004.
Table 21 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2005	2004	2003	2002	2001

Domestic
Retail	$225	$207	$204	$197	$185
Commercial	49	110	68	85	98

	274	317	272	282	283

International
Latin America(1)	56	4	(29)	434	162
Caribbean	16	53	84	73	62
Asia and Europe	(2)	13	18	16	26

	70	70	73	523	250

Scotia Capital
Canada	(12)	(15)	124	37	38
United States	(93)	54	270	1,131	671
Other	34	67	155	79	45

	(71)	106	549	1,247	754

Other	2	(3)	(1)	(23)	(37)

Total	$275	$490	$893	$2,029	$1,250

(1)	Includes reversals of $64 in 2003 and charge of $454 in 2002 of specific provisions with respect to Argentina, including cross-border exposure.
Scotiabank 2005 Annual Report       79

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 22 Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2005	2004	2003

Personal loans	$286	$241	$246

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	(3)	—	(51)
Food and beverage	(18)	60	54
Forest products	10	(6)	19
Agriculture	13	41	25
Electrical and other machinery	1	(7)	42
Primary metals and mining	(44)	10	56
Other	25	15	25

	(16)	113	170

Automotive manufacturing and distribution	4	20	34
Banks and other financial services	3	—	—
Transportation	(8)	(24)	140
Wholesale and retail distribution, excluding automotive	(17)	81	25
Utilities	(68)	28	113
Telecommunications and cable	19	2	27
Real estate and construction	6	6	55
Media	(2)	—	—
Hotels	(5)	(6)	30
Government	7	1	1
Business services	1	—	67
Leisure & amusements	24	(16)	14
Other services	41	44	35

	(11)	249	711

	275	490	957
Argentina	—	—	(64)

Total specific provisions	$275	$490	$893

Table 23 Non-performing loans by type of borrower

	2005			2004
Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross

Personal loans	$168	$(462)	$630	$135	$(460)	$595
Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	—	—	—	—	—	—
Food and beverage	19	(22)	41	36	(97)	133
Forest products	—	(17)	17	3	(7)	10
Agriculture	21	(31)	52	18	(28)	46
Electrical and other machinery	19	(14)	33	32	(30)	62
Primary metals and mining	18	(48)	66	24	(63)	87
Other	46	(50)	96	64	(75)	139

	123	(182)	305	177	(300)	477
Automotive manufacturing and distribution	19	(13)	32	21	(29)	50
Banks and other financial services	—	(15)	15	9	(10)	19
Transportation	3	(48)	51	32	(49)	81
Wholesale and retail distribution, excluding automotive	19	(45)	64	40	(88)	128
Utilities	21	(36)	57	157	(121)	278
Telecommunications and cable	192	(35)	227	193	(38)	231
Real estate and construction	2	(126)	128	41	(112)	153
Media	2	(13)	15	3	(16)	19
Hotels	18	(23)	41	18	(25)	43
Government	9	(12)	21	—	(3)	3
Business services	3	(7)	10	3	(8)	11
Leisure & amusements	73	(33)	106	2	(10)	12
Other services	29	(89)	118	48	(52)	100

	513	(677)	1,190	744	(861)	1,605

	681	$(1,139)	$1,820	879	$(1,321)	$2,200
Allowance for credit losses — general	(1,330)			(1,375)

Net impaired loans after general allowance	$(649)			$(496)

80       Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA
Capital
Table 24 Capital funding activity

Issues		Maturities/ Redemptions/Repurchases

Tier 1 Capital		Preferred shares

March 15, 2005	$300,000,000 Series 13	None
Non-cumulative Preferred Shares

Subordinated debentures

None

Table 25 Risk-weighted assets

As at October 31 ($ billions)			2005		2004
Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
–	0 – 20%	Cash resources	$20.5	$2.8	$17.2	$2.4
–	0 – 100%	Securities(1)	73.5	7.4	58.8	7.6
–	0 – 50%	Residential mortgages	75.4	25.3	68.8	22.4
–	0 – 100%	Loans and acceptances	123.2	85.1	110.0	80.7
–	0 – 100%	Other assets	21.4	5.3	24.4	5.1

		Total on-balance sheet	314.0	125.9	279.2	118.2

Off-balance sheet		Indirect credit instruments
0 – 10%	0 – 100%	One year and under credit commitments	57.6	1.2	67.0	—
20%	0 – 100%	Short-term trade letters of credit	0.9	0.2	0.8	0.2
50%	0 – 100%	Longer-term credit commitments	42.3	17.4	37.1	15.7
50%	0 – 100%	Performance guarantees	6.7	3.4	5.3	2.6
100%	0 – 100%	Standby letters of credit, letters of guarantee, securities lending and other commitments	17.5	7.5	13.2	7.0

			125.0	29.7	123.4	25.5

		Interest rate instruments
0 – 1.5%	0 – 50%	Futures and forward rate agreements	100.1	—	120.0	—
0 – 1.5%	0 – 50%	Interest rate swaps	415.9	1.3	472.3	1.8
0 – 1.5%	0 – 50%	Interest rate options	64.9	0.1	95.9	0.1

			580.9	1.4	688.2	1.9

		Foreign exchange instruments
1 – 7.5%	0 – 50%	Futures and foreign exchange contracts	188.1	1.5	186.1	2.1
1 – 7.5%	0 – 50%	Currency swaps	61.6	1.9	52.6	1.6
1 – 7.5%	0 – 50%	Currency options	4.3	—	5.7	0.1

			254.0	3.4	244.4	3.8

		Other derivative instruments
6 – 10%	0 – 50%	Equity swaps and options	27.5	0.8	23.3	0.5
6 – 15%	0 – 50%	Credit derivatives	21.0	0.5	18.8	0.3
7 – 15%	0 – 50%	Other	2.9	0.1	2.6	0.1

			51.4	1.4	44.7	0.9

		Total off-balance sheet	1,011.3	35.9	1,100.7	32.1

		Total gross and risk-weighted assets	1,325.3	161.8	1,379.9	150.3

		Impact of master netting		(2.3)		(2.7)

		Market risk – risk assets equivalent (1)		3.3		2.9

		Total	$1,325.3	$162.8	$1,379.9	$150.5

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk – risk assets equivalent.”
Scotiabank 2005 Annual Report       81

MANAGEMENT’S DISCUSSION AND ANALYSIS
Other Information
Table 26 Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2005	2004	2003	2002	2001

Net interest income	2.00%	2.10%	2.16%	2.29%	2.32%
Provision for credit losses	(0.07)	(0.14)	(0.31)	(0.69)	(0.53)
Other income	1.46	1.52	1.39	1.33	1.50

Net interest and other income	3.39	3.48	3.24	2.93	3.29
Non-interest expenses	(1.95)	(2.06)	(1.98)	(2.01)	(2.08)

Net income before the undernoted:	1.44	1.42	1.26	0.92	1.21
Provision for income taxes and non-controlling interest	(0.40)	(0.40)	(0.42)	(0.34)	(0.45)

Net income	1.04%	1.02%	0.84%	0.58%	0.76%
Average total assets ($ billions)	$309.4	$284.0	$288.5	$296.9	$271.8

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2005 – $326 million; 2004 – $274 million; 2003 – $278 million; 2002 – $268 million; 2001 – $230 million.

Table 27 General allowance and unrealized gains (losses) on investment securities

For the fiscal years ($ millions)	2005	2004	2003	2002	2001

General allowance	$1,330	$1,375	$1,475	$1,475	$1,475

Unrealized gains (losses) on investment securities
Common and preferred shares	$499	$502	$164	$(131)	$35
Emerging market bonds	574	507	512	219	298
Other fixed income	(38)	39	27	(113)	204

	$1,035	$1,048	$703	$(25)	$537

Table 28 Assets under administration and management

As at September 30 ($ billions)	2005	2004	2003	2002	2001

Assets under administration
Personal
Retail brokerage	$64.2	$54.2	$47.4	$41.0	$40.1
Investment management and trust	57.0	53.4	56.6	57.1	51.2

	121.2	107.6	104.0	98.1	91.3

Mutual funds	18.4	15.8	14.2	14.4	14.1
Institutional	31.8	33.4	43.8	31.9	47.7

Total	$171.4	$156.8	$162.0	$144.4	$153.1

Assets under management
Personal	$9.4	$7.5	$7.0	$7.8	$8.2
Mutual funds	13.4	11.8	11.6	12.2	12.0
Institutional	3.8	1.9	1.4	1.5	1.7

Total	$26.6	$21.2	$20.0	$21.5	$21.9

Table 29 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2005	2004

Audit services	$12.8	$13.1
Audit-related services	1.6	0.5
Tax services outside of the audit scope	1.6	3.2
Other non-audit services	1.4	3.2

	$17.4	$20.0

82     Scotia bank 2005 Annual Report

SUPPLEMENTARY DATA
Table 30 Selected quarterly information

		2005				2004
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income(1) (TEB(2))	1,581	1,561	1,552	1,503	1,461	1,497	1,521	1,496
Total revenue(1) (TEB(2))	2,735	2,689	2,688	2,614	2,457	2,532	2,770	2,536
Provision for credit losses	36	85	35	74	40	50	130	170
Non-interest expenses	1,579	1,517	1,490	1,457	1,461	1,472	1,523	1,406
Provision for income taxes(1) (TEB(2))	289	286	320	278	238	262	311	249
Net income(1)	811	784	826	788	705	731	784	688
Net income available to common shareholders	803	775	822	784	701	727	780	684

Operating performance
Basic earnings per share(3) ($)	0.81	0.78	0.82	0.78	0.70	0.72	0.77	0.68
Diluted earnings per share(3) ($)	0.80	0.77	0.81	0.77	0.69	0.71	0.75	0.67
Return on equity (%)	20.5	19.9	22.3	21.0	18.8	19.4	21.8	19.4
Productivity ratio(1) (%)(TEB(2))	57.8	56.4	55.4	55.7	59.4	58.1	55.0	55.4
Net interest margin on total average assets(1) (%)(TEB(2))	1.97	1.97	2.07	2.00	2.06	2.09	2.16	2.11

Balance sheet information ($ billions)
Cash resources and securities	94.0	95.9	93.4	89.1	75.9	85.0	81.3	81.6
Loans and acceptances	198.6	199.5	192.8	188.6	178.9	182.2	179.9	175.7
Total assets	314.0	317.5	309.1	300.5	279.2	286.9	283.6	281.5
Deposits	217.4	220.0	214.8	206.9	195.2	201.1	197.6	191.8
Preferred shares(1)	0.6	0.6	0.6	0.3	0.3	0.3	0.3	0.3
Common shareholders’ equity	15.5	15.6	15.3	14.9	14.7	15.0	14.9	14.2
Assets under administration	171.4	166.7	163.0	158.0	156.8	162.1	162.3	167.7
Assets under management	26.6	24.0	23.4	22.6	21.2	21.2	20.9	20.5

Capital measures (%)
Tier 1 capital ratio	11.1	11.1	11.4	11.2	11.5	11.3	11.2	10.9
Total capital ratio	13.2	13.1	13.4	13.5	13.9	13.7	13.6	13.4
Common equity to risk-weighted assets	9.7	9.7	9.8	9.8	9.9	9.8	9.7	9.5
Tangible common equity to risk-weighted assets(4)	9.3	9.3	9.5	9.5	9.7	9.5	9.4	9.2
Risk-weighted assets ($ billions)	162.8	163.8	160.1	155.5	150.5	155.5	155.7	153.5

Credit quality
Net impaired loans(5) ($ millions)	681	573	666	762	879	1,198	1,371	1,487
General allowance for credit losses ($ millions)	1,330	1,375	1,375	1,375	1,375	1,425	1,475	1,475
Net impaired loans as a % of loans and acceptances(5)	0.34	0.29	0.35	0.40	0.49	0.66	0.76	0.85
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.16	0.17	0.07	0.16	0.20	0.22	0.30	0.38

Common share information
Share price(3) ($)
High	44.22	42.64	41.37	41.35	40.00	36.88	37.45	34.24
Low	40.31	39.19	38.63	36.41	35.28	32.90	33.38	31.08
Close	42.99	41.75	39.99	39.50	39.60	36.60	35.15	33.75
Shares outstanding(3) (millions)
Average — Basic	995	995	996	1,006	1,008	1,008	1,011	1,011
Average — Diluted	1,008	1,009	1,011	1,021	1,024	1,024	1,028	1,027
End of period	990	995	994	998	1,009	1,008	1,009	1,011	(6)
Dividends per share(3) ($)	0.34	0.34	0.32	0.32	0.30	0.30	0.25	0.25
Dividend yield (%)	3.2	3.3	3.2	3.3	3.2	3.4	2.8	3.1
Dividend payout ratio(7) (%)	42.1	43.7	38.7	41.1	43.1	41.6	32.4	37.0
Market capitalization ($ billions)	42.6	41.5	39.7	39.4	39.9	36.9	35.5	34.1
Book value per common share(3) ($)	15.64	15.68	15.44	14.95	14.56	14.86	14.73	14.05
Market value to book value multiple	2.7	2.7	2.6	2.6	2.7	2.5	2.4	2.4
Price to earnings multiple (trailing 4 quarters)	13.5	13.6	13.2	13.3	13.8	13.0	13.0	13.5

(1)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(3)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(4)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk- weighted assets.

(5)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(6)	Includes 1.4 million shares held by the Bank’s broker-dealer subsidiary.

(7)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period .
Scotiabank 2005 Annual Report   83

MANAGEMENT’S DISCUSSION AND ANALYSIS
Eleven-year Statistical Review
Consolidated Balance Sheet

As at October 31 ($ millions)	2005	2004	2003	2002

Assets
Cash resources	$20,505	$17,155	$20,581	$20,273

Securities
Investment	23,452	15,717	20,293	21,602
Trading	50,007	43,056	42,899	34,592

	73,459	58,773	63,192	56,194

Loans
Residential mortgages	75,520	69,018	61,646	56,295
Personal and credit cards	34,695	30,182	26,277	23,363
Business and government	62,681	57,384	64,313	77,181
Securities purchased under resale agreements	20,578	17,880	22,648	32,262

	193,474	174,464	174,884	189,101

Allowance for credit losses	2,469	2,696	3,217	3,430

	191,005	171,768	171,667	185,671

Other
Customers’ liability under acceptances	7,576	7,086	6,811	8,399
Trading derivatives’ market valuation	11,622	14,198	15,308	15,821
Land, buildings and equipment	1,934	1,872	1,944	2,101
Other assets	7,924	8,360	6,389	7,921

	29,056	31,516	30,452	34,242

	$314,025	$279,212	$285,892	$296,380

Liabilities and shareholders’ equity
Deposits
Personal	$83,953	$79,020	$76,431	$75,558
Business and government	109,389	94,125	93,541	93,830
Banks	24,103	22,051	22,700	26,230

	217,445	195,196	192,672	195,618

Other
Acceptances	7,576	7,086	6,811	8,399
Obligations related to securities sold under repurchase agreements	26,032	19,428	28,686	31,881
Obligations related to securities sold short	11,250	7,585	9,219	8,737
Trading derivatives’ market valuation	11,193	14,054	14,758	15,500
Other liabilities	20,794	15,733	14,145	15,678
Non-controlling interest in subsidiaries(2)	306	280	326	662

	77,151	64,166	73,945	80,857

Subordinated debentures	2,597	2,615	2,661	3,878

Capital instrument liabilities(2)	750	2,250	2,500	2,225

Shareholders’ equity
Capital stock
Preferred shares(2)	600	300	300	300
Common shares and contributed surplus	3,317	3,229	3,141	3,002
Retained earnings and cumulative foreign currency translation	12,165	11,456	10,673	10,500

	16,082	14,985	14,114	13,802

	$314,025	$279,212	$285,892	$296,380

(1)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

(2)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
84   Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA

2001	2000	1999	1998	1997	1996	1995(1)

$20,160	$18,744	$17,115	$22,900	$18,174	$14,737	$16,728

25,450	19,565	20,030	17,392	17,091	15,835	13,820
27,834	21,821	13,939	12,108	10,908	10,070	8,154

53,284	41,386	33,969	29,500	27,999	25,905	21,974

52,592	50,037	47,916	45,884	41,727	30,683	28,620
20,116	17,988	16,748	18,801	17,764	16,801	15,343
79,460	78,172	69,873	76,542	59,353	50,408	47,741
27,500	23,559	13,921	11,189	8,520	9,112	8,378

179,668	169,756	148,458	152,416	127,364	107,004	100,082

4,236	2,853	2,599	1,934	1,625	1,568	2,295

175,432	166,903	145,859	150,482	125,739	105,436	97,787

9,301	8,807	9,163	8,888	7,575	5,945	5,563
15,886	8,244	8,039	13,675	8,925	8,978	—
2,325	1,631	1,681	1,759	1,716	1,523	1,485
8,037	7,456	6,865	6,384	5,025	2,777	3,652

35,549	26,138	25,748	30,706	23,241	19,223	10,700

$284,425	$253,171	$222,691	$233,588	$195,153	$165,301	$147,189

$75,573	$68,972	$65,715	$62,656	$59,239	$47,768	$45,538
80,810	76,980	64,070	70,779	56,928	44,981	41,747
29,812	27,948	26,833	32,925	22,808	25,145	24,060

186,195	173,900	156,618	166,360	138,975	117,894	111,345

9,301	8,807	9,163	8,888	7,575	5,945	5,563

30,627	23,792	16,781	14,603	11,559	7,894	7,354
6,442	4,297	2,833	3,121	3,739	6,509	5,416
15,453	8,715	8,651	14,360	8,872	8,571	—
15,369	14,586	11,667	9,787	9,731	7,387	6,809
586	229	198	173	137	101	133

77,778	60,426	49,293	50,932	41,613	36,407	25,275

5,344	5,370	5,374	5,482	5,167	3,251	3,249

1,975	1,975	1,475	1,475	1,468	1,325	1,225

300	300	300	300	—	—	350
2,920	2,765	2,678	2,625	2,567	2,161	1,994

9,913	8,435	6,953	6,414	5,363	4,263	3,751

13,133	11,500	9,931	9,339	7,930	6,424	6,095

$284,425	$253,171	$222,691	$233,588	$195,153	$165,301	$147,189

Scotiabank 2005 Annual Report   85

MANAGEMENT’S DISCUSSION AND ANALYSIS
Consolidated Statement of Income

For the year ended October 31
($ millions)	2005	2004	2003	2002

Interest income
Loans	$10,053	$9,074	$9,945	$10,708
Securities	3,104	2,662	2,859	3,087
Deposits with banks	646	441	442	573

	13,803	12,177	13,246	14,368

Interest expense
Deposits	5,755	4,790	5,222	5,519
Subordinated debentures	134	112	139	203
Capital instrument liabilities (2)	53	164	182	158
Other	1,990	1,410	1,735	1,971

	7,932	6,476	7,278	7,851

Net interest income (2)	5,871	5,701	5,968	6,517
Provision for credit losses	230	390	893	2,029

Net interest income after provision for credit losses (2)	5,641	5,311	5,075	4,488

Other income	4,529	4,320	4,015	3,942

Net interest and other income (2)	10,170	9,631	9,090	8,430

Non-interest expenses
Salaries and employee benefits	3,488	3,452	3,361	3,344
Other (3)	2,555	2,410	2,370	2,630
Restructuring provisions following acquisitions	—	—	—	—

	6,043	5,862	5,731	5,974

Income before the undernoted (2)	4,127	3,769	3,359	2,456
Provision for income taxes (2)	847	786	777	594
Non-controlling interest in net income of subsidiaries (2)	71	75	160	154

Net income (2)	$3,209	$2,908	$2,422	$1,708

Preferred dividends paid and other (2)	25	16	16	16

Net income available to common shareholders	$3,184	$2,892	$2,406	$1,692

Average number of common shares outstanding (millions) (4) :
Basic	998	1,010	1,010	1,009
Diluted	1,012	1,026	1,026	1,026
Earnings per common share (in dollars) (4) :
Basic	$3.19	$2.87	$2.38	$1.68
Diluted	$3.15	$2.82	$2.34	$1.65
Dividends per common share (in dollars) (4)	$1.32	$1.10	$0.84	$0.73

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,145, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(3)	Other non-interest expenses include (a) in 2003 and 2002, a loss on disposal of subsidiary operations of $31 and $237, respectively, (b) in 1997, a $26 writeoff of goodwill, and (c) in 1994, a $162 write off of goodwill.

(4)	Amounts have been retroactively adjusted to reflect the one-for-one stock dividend paid April 28, 2004, and the two-for-one stock split on February 12, 1998.
86     Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA

2001	2000	1999(1)	1998	1997	1996	1995

$13,049	$12,129	$10,654	$10,269	$8,082	$7,881	$8,007
3,062	2,286	1,874	1,815	1,636	1,757	1,991
872	916	943	1,007	770	740	597

16,983	15,331	13,471	13,091	10,488	10,378	10,595

8,233	8,192	7,284	7,303	5,714	5,969	6,166
303	324	314	354	260	214	209
136	120	99	99	98	95	72
2,247	1,616	1,201	1,057	797	841	1,046

10,919	10,252	8,898	8,813	6,869	7,119	7,493

6,064	5,079	4,573	4,278	3,619	3,259	3,102
1,425	765	635	595	35	380	560

4,639	4,314	3,938	3,683	3,584	2,879	2,542

4,071	3,665	3,183	2,858	2,683	2,008	1,498

8,710	7,979	7,121	6,541	6,267	4,887	4,040

3,220	2,944	2,627	2,501	2,202	1,910	1,652
2,442	2,209	2,149	1,945	1,607	1,327	1,192
—	(34)	(20)	—	250	(20)	—

5,662	5,119	4,756	4,446	4,059	3,217	2,844

3,048	2,860	2,365	2,095	2,208	1,670	1,196
869	983	860	755	758	665	371
102	43	46	38	34	31	21

$2,077	$1,834	$1,459	$1,302	$1,416	$974	$804

16	16	16	5	1	18	32

$2,061	$1,818	$1,443	$1,297	$1,415	$956	$772

1,001	991	986	982	958	937	914
1,018	1,003	996	993	966	939	915

$2.06	$1.83	$1.46	$1.32	$1.48	$1.02	$0.84
$2.02	$1.81	$1.45	$1.31	$1.46	$1.02	$0.84
$0.62	$0.50	$0.44	$0.40	$0.37	$0.33	$0.31

Scotiabank 2005 Annual Report     87

MANAGEMENT’S DISCUSSION AND ANALYSIS
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2005	2004	2003	2002

Preferred shares
Balance at beginning of year (1)	$300	$300	$300	$300
Issued (1)	300	—	—	—
Redeemed (1)	—	—	—	—

Balance at end of year (1)	600	300	300	300

Common shares and contributed surplus
Balance of common shares at beginning of year	3,228	3,140	3,002	2,920
Issued	172	117	163	101
Purchased for cancellation	(84)	(29)	(25)	(19)

Balance of common shares at end of year	3,316	3,228	3,140	3,002
Contributed surplus: Fair value of stock options	1	1	1	—

Total	3,317	3,229	3,141	3,002

Retained earnings and cumulative foreign currency translation
Balance at beginning of year	11,456	10,673	10,500	9,913
Adjustments	—	—	—	(76	)(2)
Net income (1)	3,209	2,908	2,422	1,708
Dividends: Preferred (1)	(25)	(16)	(16)	(16)
Common	(1,317)	(1,110)	(849)	(732)
Net unrealized foreign exchange translation gains/(losses)	(178)	(709)	(1,176)	(137)
Purchase of shares and premium on redemption (1)	(973)	(290)	(201)	(154)
Other	(7)	—	(7)	(6)

Balance at end of year	12,165	11,456	10,673	10,500

Total shareholders’ equity at end of year (1)	$16,082	$14,985	$14,114	$13,802

Other statistics (6)
Operating performance
Basic earnings per share ($) (7)	3.19	2.87	2.38	1.68

Diluted earnings per share ($) (7)	3.15	2.82	2.34	1.65

Return on equity (%)	20.9	19.9	17.6	13.0

Productivity ratio (1) (%)(TEB)	56.3	56.9	55.9	55.7

Return on assets (1) (%)	1.04	1.02	0.84	0.58

Net interest margin on total average assets (1) (%)(TEB)	2.00	2.10	2.16	2.29

Capital measures
Tier 1 capital ratio (%)	11.1	11.5	10.8	9.9

Total capital ratio (%)	13.2	13.9	13.2	12.7

Assets to capital ratio (8)	15.1	13.8	14.4	14.5

Common equity to risk-weighted assets (%)	9.7	9.9	9.2	8.6

Tangible common equity to risk-weighted assets (%)	9.3	9.7	8.9	8.3

Common share information
Share price ($): (7)
High	44.22	40.00	33.70	28.10

Low	36.41	31.08	22.28	21.01

Close	42.99	39.60	32.74	22.94

Number of shares outstanding (millions) (7)	990	1,009	1,011	1,008

Dividends per share ($) (7)	1.32	1.10	0.84	0.73

Dividend payout (%) (9)	41.4	38.4	35.3	43.2

Dividend yield (%) (10)	3.3	3.1	3.0	3.0

Price to earnings multiple (11)	13.5	13.8	13.8	13.7

Book value per common share ($) (7)	15.64	14.56	13.67	13.39

Other information
Average total assets ($ millions)	309,374	283,986	288,513	296,852

Number of branches and offices	1,959	1,871	1,850	1,847

Number of employees (12)	46,631	43,928	43,986	44,633

Number of automated banking machines	4,449	4,219	3,918	3,693

(1)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Cumulative effect of adoption of new goodwill accounting standard.

(3)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(4)	If the increase in the general provision had been charged to income (refer to footnote 1 on the previous page), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.50%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price earnings multiple 14.3.

(5)	In accordance with the guidelines issued by the Superintendent, the Bank adopted new impaired loans accounting principles established by the CICA.

(6)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.
88     Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA

2001		2000	1999		1998	1997	1996		1995

$300		$300	$300		$—	$—	$350		$550
—		—	—		300	—	—		—
—		—	—		—	—	(350)		(200)

300		300	300		300	—	—		350

2,765		2,678	2,625		2,567	2,161	1,994		1,839
155		87	53		58	406	167		155
—		—	—		—	—	—		—

2,920		2,765	2,678		2,625	2,567	2,161		1,994
—		—	—		—	—	—		—

2,920		2,765	2,678		2,625	2,567	2,161		1,994

8,435		6,953	6,414		5,363	4,263	3,751		3,302
(39	)(3)	—	(314	)(4)	—	—	(116	)(5)	—
2,077		1,834	1,459		1,302	1,416	974		804
(16)		(16)	(16)		(5)	(1)	(18)		(32)
(621)		(496)	(429)		(393)	(355)	(305)		(283)
79		163	(160)		152	43	(19)		(15)
—		—	—		—	—	—		—
(2)		(3)	(1)		(5)	(3)	(4)		(25)

9,913		8,435	6,953		6,414	5,363	4,263		3,751

$13,133		$11,500	$9,931		$9,339	$7,930	$6,424		$6,095

2.06		1.83	1.46	)(4)	1.32	1.48	1.02		0.84

2.02		1.81	1.45	)(4)	1.31	1.46	1.02		0.84

17.3		17.6	15.3	)(4)	15.3	20.2	15.8		14.2

54.6		57.3	60.1		61.2	63.4	59.9		60.9

0.76		0.77	0.64	)(4)	0.61	0.79	0.61		0.58

2.32		2.21	2.07		2.06	2.08	2.12		2.30

9.3		8.6	8.1		7.2	6.9	6.7		6.7

13.0		12.2	11.9		10.6	10.4	8.9		9.6

13.5		13.7	13.5		14.9	14.2	16.4		15.2

8.1		7.3	6.9		6.0	5.8	5.5		5.4

7.8		7.0	6.7		5.7	5.6	5.5		5.4

25.25		22.83	18.45		22.35	17.05	10.60		7.57

18.65		13.03	14.30		11.40	10.28	7.10		6.07

21.93		21.75	16.80		16.10	15.54	10.57		7.22

1,008		996	989		984	980	950		929

0.62		0.50	0.44		0.40	0.37	0.33		0.31

30.1		27.3	29.7	)(4)	30.3	25.1	31.9		36.7

2.8		2.8	2.7		2.4	2.7	3.7		4.6

10.6		11.9	11.5	)(4)	12.2	10.5	10.4		8.5

12.74		11.25	9.74		9.18	8.09	6.76		6.18

271,843		238,664	229,037		213,973	179,176	158,803		137,988

2,005		1,695	1,654		1,741	1,658	1,464		1,460

46,804		40,946	40,894		42,046	38,648	34,592		33,717

3,761		2,669	2,322		2,244	2,030	1,526		1,429

(7)	Amounts have been retroactively adjusted to reflect the one-for-one stock dividend paid April 28, 2004, and the two-for-one stock split on February 12, 1998.

(8)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(9)	Dividend payments as a percentage of net income available to common shareholders.

(10)	Based on the average of the high and low common share price for the year.

(11)	Based on the closing common share price.

(12)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all its subsidiaries.
Scotiabank 2005 Annual Report     89

GLOSSARY
ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific, country risk and general allowances.
ASSETS UNDER ADMINISTRATION AND MANAGEMENT: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.
BANKERS’ ACCEPTANCES (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
BASIS POINT: A unit of measure defined as one-hundredth of one per cent.
CAPITAL: Consists of common shareholders’ equity, preferred shareholders’ equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.
CAPITAL INSTRUMENT LIABILITY: A financial instrument, normally qualifying as Tier 1 capital, that has the potential for being settled for a variable number of the Bank’s own equity instruments.
COUNTRY RISK ALLOWANCE: Funds set aside initially in 1987-89 to cover potential losses on exposure to a designated group of emerging market countries determined by OSFI.
DERIVATIVE PRODUCTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
DESIGNATED EMERGING MARKETS (DEM): Countries against whose loans and securities OSFI has required banks to set aside a country risk allowance.
FOREIGN CURRENCY TRANSLATION GAIN/LOSS: The unrealized gain or loss recorded when foreign currency assets and liabilities are translated into Canadian dollars at a balance sheet date, when exchange rates differ from those of the previous balance sheet date.
FOREIGN EXCHANGE CONTRACTS: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
FORWARD RATE AGREEMENT (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
FUTURES: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
GENERAL ALLOWANCE: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.
HEDGING: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.
MARKED-TO-MARKET: The valuation of securities and off-balance sheet instruments, such as interest and exchange rate contracts, held for trading purposes, at market prices as of the balance sheet date. The difference between market and book value is recorded as a gain or loss to income.
MIDDLE OFFICE: The independent middle office plays a key role in risk management and measurement. It reviews trading models and valuations; develops and performs stress tests, sensitivity analysis and VAR calculations; reviews profit and loss performance; and participates in new product development.
NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.
NOTIONAL PRINCIPAL AMOUNTS: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.
OPTIONS: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call), or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
PRODUCTIVITY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.
REPOS: Repos is short for “obligations related to assets sold under repurchase agreements” – a short-term transaction where the Bank sells assets,normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
RETURN ON EQUITY (ROE): Net income available to common shareholders, expressed as a percentage of average common shareholders’ equity.
REVERSE REPOS: Short for “assets purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
RISK-WEIGHTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents,using specified conversion factors, before the appropriate risk weights are applied.
SECURITIZATION: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.
STANDBY LETTERS OF CREDIT AND LETTERS OF GUARANTEE: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.
SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
TAXABLE EQUIVALENT BASIS (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.
TIER 1, TOTAL CAPITAL AND TANGIBLE COMMON EQUITY RATIOS: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries plus non-cumulative preferred shares, less unamortized goodwill and ineligible intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital. Tangible common equity is comprised of common shareholders’ equity, less goodwill and intangible assets.
VALUE AT RISK (VAR): VAR is an estimate of the potential loss of value that might result from holding a position for a specified period of time, with a given level of statistical confidence.
VARIABLE INTEREST ENTITY: An entity where its equity at risk is insufficient to permit the financing of its activities on a stand-alone basis or where its equity investors, as a group, lack certain essential characteristics of a controlling financial interest.
90     Scotia bank 2005 Annual Report